UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number ___-_______

THE OLB GROUP, INC.
(Name of Small Business Issuer in its charter)

Delaware	13-4188568
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1120 Avenue of the Americas
New York, NY 10036-6700
(Address of principal executive offices)

Issuer's telephone number: (212) 278 0900

Ronny Yakov
 Chief Executive Officer
1120 Avenue of the Americas
New York, NY 10036-6700
telephone number: (212) 278 0900

Copies to:
Joseph N. Paykin, Esq.
PAYKIN MAHON ROONEY & KRIEG LLP
185 Madison Ave 10th Floor,
New York, NY 10016
Tel: (212) 725-4423
Fax: (212) 684-9022

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Act:

Name of Exchange on which to be so
Title of each class	registered each class is to be registered
Common Stock, $.01 par value	N/A

FORWARD-LOOKING STATEMENTS

This Form 10-SB contains certain forward-looking statements that involve risks and uncertainties. These statements refer to objectives, expectations, intentions, future events, or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, level of activity, performance, or achievements to be materially different from any results expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “predict,” “potential,” and similar expressions. Our actual results could differ materially from those included in forward-looking statements. Factors that could contribute to these differences include those matters discussed in “Risk Factors” and elsewhere in this Form 10-SB.

In addition, such forward-looking statements necessarily depend on assumptions and estimates that may prove to be incorrect. Although we believe the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions, or expectations will be achieved. The information contained in this Form 10, including the section discussing risk factors, identifies important factors that could cause such differences.

The cautionary statements made in this Form 10-SB are intended to be applicable to all forward-looking statements wherever they appear in this Form 10-SB. We assume no obligation to update such forward-looking statements or to update the reasons that actual results could differ materially from those anticipated in such forward-looking statements.

ITEM 1.  DESCRIPTION OF BUSINESS

History

We were incorporated in the State of Delaware on November 18, 2004 for the purpose of merging with OLB.com (On-line Business), Inc., a New York corporation incorporated in 1993 (“OLB.com”). The merger was done for the purpose of changing our state of incorporation from New York to Delaware.

On January 6, 2003, we executed a merger agreement with MetaSource Group, Inc. (“MSGR”), a Nevada company, whereby MSGR would acquire all the outstanding shares of OLB.com. The purpose of such merger would have been to make available to us additional sources of cash and certain development capabilities of a subsidiary of MSGR that engaged in business in China. As the result of a continuing dispute between the Company and MSGR, the Company and MSGR were never formally merged into a new entity under Nevada law as contemplated by the merger agreement., but the parties operated subject to the merger agreement pending its full consummation.

On September 27, 2004 the Company successfully completed an amendment to the merger agreement that, among other things, amended the terms of the merger agreement to, in effect, make the closing a settlement between the parties and close the “merger” on terms that operationally reversed the planned business combination of the merger with MSGR., due to the default of MSGR. MSGR defaulted under the merger agreement, by, in part, failing to provide cash to us, refusing to deliver the shares as required under the merger agreement, and failing to providing the technical assistance required under the merger agreement . Under the terms of the settlement agreement, on November 18, 2004, the merger agreement closed and all transactions contemplated thereby were consummated. With the Certificates of Merger being filed in the states of Delaware and New York on January 7, 2005, OLB.com, Inc. was merged with and into The OLB Group, Inc., a Delaware corporation. Pursuant to such settlement agreement, we also delivered to the shareholders of MSGR 946,040 shares (representing at that time approximately 4.9%) of our common stock. These shares are being held in escrow until we file a registration statement, which is currently not anticipated. As consideration and in exchange for the transfer of our shares, MSGR delivered 376,064 (representing 1.88%) shares of its common stock to our former shareholders.

As result of the merger, we acquired all of the assets of OLB.com, including its intellectual property assets. In connection with the merger, each of the former common and preferred stockholders of OLB.com received five shares of our common stock in exchange for each outstanding share of OLB.com common and preferred stock and, in addition, the former holders of the Series A stock of OLB.com received one warrant for each such preferred share and the former holders of the Series B Preferred Stock of OLB.com received two warrants for each such preferred share, to purchase shares of our common stock. An aggregate of 26,901,963 shares of common stock were issued in connection with the merger.

We are authorized to issue 200,000,000 shares of common stock, par value $0.01per share, and 50,000,000 shares of preferred stock, par value $0.01per share. We currently have 41,487,407 shares of common stock issued and outstanding. No shares of preferred stock are currently outstanding. Our fiscal year end date is December 31.

Our Business

We are an e-commerce service provider engaged in the development of software products and other services designed to help businesses sell products over the internet.

Our Products

We are currently developing two software products: ShopFast Direct Shopping Database™ (“ShopFast DSD”), and ShopFast Profit Center™ (“ShopFast PC”). Each of these software products enables the user of the software to create an internet website from which such user can sell products located on a database maintained by us (the “OLB Database”).

Throughout this Form 10-SB, our “client” refers to the person who purchases and uses either ShopFast DSD or ShopFast PC. Whenever we refer to the “purchase” or “purchase price” of ShopFast DSD or ShopFast PC, as with almost all other software on the market, we are referring to the purchase of a license to use the software for the purchase price of such a license.

Initially, our business will be dependent on a limited number of suppliers engaged in competitive businesses such as sales of books, music, video, and audio products and we currently have only one agreement and arrangement with one supplier, Baker & Taylor Fulfillment, Inc, (“B&T”), for the above products. The Company will need to enter into additional agreements with other supply companies in order to expand the lines of products available on the OLB Database. If the Company is successful in negotiating such additional supply agreements, of which there can be no assurance, the OLB Database, as and if operations grow, could expand to eventually contains a “virtual inventory” of over three million products, including computer and office supplies, electronic products, sports apparel, compact discs, books, fine Belgian chocolates, flowers, cosmetics, beauty products, and fragrances. We characterize as “virtual” the inventory of the products to be contained on our OLB Database because such products will be supplied by third-party suppliers, not us. Throughout this Form 10-SB, “supplier” means the person who provides the products ordered from the OLB Database. We do not own the products found on our OLB Database, and we do not carry any inventories of such items. We do not have a warehouse or any warehouse employees. We will depend on suppliers to fulfill the orders for any products purchased from the OLB Database.

As further discussed below, ShopFast DSD is a collection of software programs that are packaged together into what is known as a software suite. ShopFast DSD enables a client to create a customized website, pursuant to any of our client’s specifications, for the sale of products from the OLB Database. We will work together with our client to customize such website to include our client’s logos, desired design layout, and any other desired features.

ShopFast PC also is a software suite. ShopFast PC enables our client to create on its own a standard website pre-designed by us for the sale of products from the OLB Database. Our client may choose from a selection of our pre-designed logos, design layouts, and color schemes for the website. Further, our client may personalize certain of the information on the website, by adding the client’s name, slogan, and other information about the client.

Throughout this Form 10-SB, “Internet Storefront” means the individual website that is created for the use of each of our clients using either ShopFast DSD or ShopFast PC for the sale of products from our OLB Database. As an additional service provided to our clients, we will host the Internet Storefronts. This means that the website will be placed on our server, which is simply a computer connected to the internet for the purpose of serving up web sites which people can access from the internet. We will provide an internet address for the Internet Storefront, which can be personalized by the client. For example, if the client’s company name is “Rick’s Books”, then the internet address can be personalized as http://rickbooks.shopfast.com.

With either software program, once our client’s Internet Storefront is established, our client can sell the products contained on our OLB Database to visitors to that client’s Internet Storefront. Throughout this Registration Statement, “client’s customer” means the person who purchases products from our client’s Internet Storefront. As further discussed below, our clients will earn a commission on sales made from their Internet Storefronts, and we will retain any remaining profits. In addition, both ShopFast DSD and ShopFast PC enable the client to create various reports summarizing information such as sales, profits, and number of visitors to the Internet Storefront.

As additional services to our clients, we will process the orders made on the Internet Storefronts. A typical order will be processed as follows: The client’s customer will place the order on the Internet Storefront and pay for it by providing his or her credit card information on the Internet Storefront. Upon the placement of an order, we will automatically receive a copy of the order electronically, and the funds from the credit card payment will be paid from the credit card company directly to us. We will then purchase the ordered products from the appropriate suppliers and arrange for them to be delivered directly by the supplier to the client’s customer. We will also send an e-mail to the client’s customer confirming that the order has been placed and providing the approximate date that the order will be shipped. The supplier will thereafter provide us an invoice for the products purchased, which we will pay in accordance with its terms. We will also pay to our client a commission on the products sold, which commission will be paid once a month with respect to all products sold by such client during the preceding month. Any remaining profits will be retained by us.

We intend to formally launch the promotion of our ShopFast PC software beginning in the second quarter of 2008 and our ShopFast DSD shortly thereafter, depending on the availability of the funds available to the Company for such purposes.

Potential Markets

We intend to generate revenues from the following sources:

•	sales of ShopFast DSD and ShopFast PC to our clients;

•	sales of the related services we provide to our clients, including maintenance of the OLB Database and processing of orders made on our clients’ websites for products from the OLB Database; and

•	profits from sales of the products from the OLB Databases remaining after we pay the product commissions to the client.

Since ShopFast DSD will be customized for each client, we will negotiate with each client the purchase price of the ShopFast DSD software, the related services we provide, and the commission payable to our client on sales made by such client. The purchase price of the ShopFast PC software and the related services we provide will be standard for all our clients and not subject to negotiation. The purchase price of the ShopFast PC software is expected to be between $19.95 and $59.95. The price will be set as the product is introduced and may increase or decrease in the future depending on, among other things, the reception of the product, improvements to the product and any competing products that may be introduced into the market place in the future. The continuing services we provide, including maintenance of our OLB Database and the processing of orders placed for products from our OLB Database, will be made available for an additional monthly fee, ranging from a minimum of $9.95 to up to $49.95, depending on the level of services requested by the client, which fee might also be adjusted in the future based on marketplace conditions for such services. The commission that we will pay to a client using ShopFast PC will be a percentage of the gross revenues generated by such client with respect to each type of product. The specific amount of such percentage, depending on the type and price of the product sold, can range from 2.5% to 60%.

Growth Through Acquisition

As part of our business strategy, we intend to acquire complementary businesses. Our management believes that we can achieve profitability if, in addition to generating revenues based on sales of our software products, related services provided to our clients and our profit from sales to customers by our clients, we also acquire complementary businesses. The Company expects, based on the prior experience the Company’s predecessor, that the Company may have a negative cash flow for the first six to nine months after it commences operations, but there can be no assurance that prior experience will be correct and that such period may not be longer or shorter. There can be no assurance that any such acquired businesses will ever be profitable, If such acquired businesses were not profitable at the time of acquisition, the Company, if management’s assessment of the business potential proved correct, would expect such businesses to experience a negative cash flow for not less than from six to nine months from acquisition, which could materially affect the operations of the Company and cause it to continue to incur financial losses for an indefinite period of time. The Company may not be able to make acquisitions in the future and any acquisitions we do make may not be successful. Any such future acquisitions may also have a material adverse effect upon our operating results, particularly in periods immediately following the Consummation of those transactions while the operations of the acquired businesses are in the process of being integrated with and into our then current operations. The Company has entered into discussion with several companies, and has been in contact with, several potential targets for such future acquisitions. While the Company intends to exert substantial efforts to acquire complementary businesses, in the event the Company is not successful in acquiring complementary businesses, the Company may determine that it is in the best interests of the Company to commence to develop complementary products to its software products and/or incorporate additional functionality into newer versions of its current software, while still pursuing possible acquisitions.

The Company intends to initially evaluate such potential targets for acquisition based upon the concept of determining the cost of such acquisition based upon the cost of developing and implementing the software, services and/or customer base independently of such an acquisition. There can be no assurance that Management’s evaluation will prove to be correct following such acquisition or independent development.

In connection with any such acquisition, the Company anticipates that it will acquire such target by a purchase price of Company Stock or a combination of Stock and Cash. In the event that a cash component is included, the Company anticipates that it will have to finance the cash portion of the purchase price. There can be no assurance that the Company will be able to obtain such financing on terms acceptable to the Company.

Industry Overview

An e-commerce service provider enables a business desiring to sell goods and services on the internet, also known as an e-commerce seller, to utilize the service provider’s established e-commerce resources and support services, thus creating economies of scale and cost efficiencies throughout the entire e-commerce process.

Infomercial Sales

We initially intend to market our products through the use of “infomercials.” The Company’s largest competitor, as well as others, use the “infomercial” as their primary marketing format.

Selling products through "Infomercials" (direct response television sales - "DRTV") can serve as a profitable sales tool for appropriate products. According to Forbes Magazine, as of 2002 an estimated sixty three percent (63%) of Americans over the age of sixteen had purchased products after viewing an Infomercial program.

A company's startup situation hinges on the success of the initial products' testing periods. These test periods may last for six months each, with positive results being used to refine and enhance the product "show," and negative results (a product that does not test well early on) leading to the early abandonment of the product. Only successfully-tested product Infomercials will be further refined and broadcast in a full-scale media campaign.

The industry has made significant strides in overcoming negative public perception. Major corporations such as Apple, Sony, and Gateway use the sales channel as part of their overall marketing campaigns. Production quality has also improved in the past few years, resulting in viewers who perceive infomercial and direct response television as entertainment.

DRTV remains subject to negative public perception, and it can be a challenging and costly proposition. There remain incidents of DRTV production organizations requiring the manufacturers or owners of the products to pay for not only the cost of the goods, but also all of the production costs of a "test" infomercial, including legal compliance, talent, equipment rentals, production crews, location costs and other production fees and expenses, while declining to run the infomercial.

As a sales channel, DRTV is enjoying substantial growth. At the same time, consumers are overwhelmed with the high number of direct response programs currently airing, which viewers often perceive as annoying `paid advertising' programs. Media buyers jockey for coveted airtimes that produce high returns. These combined forces create a challenging environment for DRTV product developers. In spite of the challenges, the DRTV sales channel can return excellent profits for products that test well and meet the sales channel's tough requirements for success.

Growth rates for the electronic direct response industry (TV, radio and internet) have been quite strong, driven by deregulation, the proliferation of cable channels in the mid -1980's and the growth of the internet.

Infomercials are aired on national cable networks and local broadcast stations in all 212 broadcast markets nationally. The programs use sophisticated motivational techniques that drive viewers to immediately purchase the product through a Call-To-Action (“CTA”), usually in the form of a toll-free telephone order number. A typical presentation sequence in the program is: product introduction; product demonstration; customer testimonials; followed by a Call-To--Action (CTA). Quite often the viewer is provided with additional motivation to order the product through the use of product up-sells (...'but wait, there's more'..). The carefully crafted message cultivated by the program is intended to develop the viewer's sense of immediately needing the product, causing the viewer to react to the Call-To-Action. The desired result is the viewer's impulse buy of the product.

DRTV can be a cost-effective sales channel for delivering a product's message to a large number of viewers. A 1 % response rate to the CTA is considered typical. The total number of viewers watching the program, multiplied by multiple broadcast markets airing the program, can generate substantial calls even at just a 1% response rate. The channel closes a lower percentage of sales (generally 25%) compared to traditional one-on-one sales techniques, but reaches a mass audience that can allow tremendous economies of scale and high margin returns. Advertisers are turning to DRTV because the payback is much faster than that of traditional broadcast advertising.

Broadcast markets in Europe, Latin America, and Asia also represent an opportunity for DRTV sales, providing additional markets for extending the product's lifespan. While still generating sales in national DRTV and retail sales channels, a product can be tested and adapted for placement in international channels, generally in the order of Canada, Australia, Great Britain, France, Germany, Japan and China.

Infomercial advertising campaigns can build brands inexpensively, while creating a pent-up demand for eventual retail rollout. The most costly expenditure in an infomercial campaign is that of buying airtime. Paying for airtime has two effects. Buying media airtime generates immediate sales from each airing of the infomercial. Just as importantly, brand awareness is quickly built through the airings, allowing the company to create a widely recognizable brand name for the product and the company. The infomercial marketing arena is often used as a product's introductory sales channel, effectively building brand awareness prior to rolling the product out into retail channels. When brand-name identification of a product is established through DRTV and other marketing methods, even greater income can be generated through product sales at retail and in foreign countries.

Infomercial Distribution

The three major types of media distribution are National Cable, Broadcast, and Satellite. Distributors sell blocks of airtime for infomercials in 30-second, 60-second, 120-second, 2-minute, and 30-minute increments (actually 28.5 minutes). The shorter time blocks are called 'short-form' and 'spots', the 30-minute blocks are called 'long-form'. Generally, infomercial products with higher prices and margins are appropriate for more expensive 30-minute blocks. A higher priced product generally requires more time to explain the benefits to the customer. A 30--minute timeslot offers a greater opportunity to educate customers about a product's benefits, and motivate that customer to place an order.

The long-form category is highly competitive. Not only do products compete against similar products in their categories, but each infomercial competes against all other infomercials airing in the same timeframe, regardless of category. are two new infomercials that began airing one-minute advertisements on stations monitored by IMS.

Principal Industry Factors

The principal competitive factors in our market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of site content, reliability and speed of fulfillment.

We believe that our products will offer the following competitive advantages to clients:

Flexibility. Our flexible platform will allow for more customized solutions for clients.
Categories. We will provide financial service companies with direct debit capability for their customers.
Operating cost. Low cost resources, no warehouse, all fulfillment and customer service are outsourced
Experience. We have processed over 250,000 e-commerce orders for resellers in the past, during the period during which we marketed our original ShopFast DSD Software.

Our Strategy

E-commerce is one of the fastest growing sales channels in the history of business, with U.S. online revenues predicted to grow from $172B in 2005 to $329B in 2010, according to Forrester Research. Consumer adoption of e-commerce continues at such a rapid pace that its overall growth remains strong and far outpaces more mature brick-and-mortar sales.

Because of the rapid growth of internet shopping, both existing and new businesses must consider establishing an on-line business presence to broaden their appeal to potential customers. Additionally, a growing percentage of both existing businesses and new businesses are exclusively focused online.

We are primarily targeting:

•	Ecommerce retailers
•	Small businesses
•	Home businesses
•	New businesses
•	Entrepreneurs
•	eBay sellers
•	Consumers

We believe that our business strategy offers the following advantages over traditional e-commerce:

•
Flexibility to add new resellers to our existing scaleable e-commerce platform and resources: Our e-commerce platform consists of the hardware and software needed to operate our e-commerce services. A reseller can be added to our e-commerce platform and infrastructure by the installation of ShopFast PC or ShopFast DSD on the reseller’s computer.

•
Utilization of a core technology platform across multiple markets: Internet Storefronts can be customized to be targeted to specific markets, without requiring the use of additional software or hardware other that required, and previously described, in order for the reseller to access the internet.

•	Distributing the cost of establishing supplier relationships over large numbers of clients.
•
Aggregating supplier purchases to achieve volume discounts: Orders received for a particular product from the various Internet Storefronts established by our clients are automatically aggregated by our software programs. This will enable us to purchase from suppliers enough quantities of particular products to be entitled to volume discounts from the suppliers.

•
Aggregation of customer data from all Internet Storefront to generate targeted marketing programs; and Provision of a complete set of resources and services which will create strategic relationships with resellers as we become integral to their continued success.

Additionally we believe the platform used for our products and our experience with our prior product will offer the following competitive advantages to clients:

Flexibility. Our flexible platform will allow for more customized solutions for clients.
Categories. We will provide financial service companies with direct debit capability for their customers.
Operating cost. Low cost resources, no warehouse, all fulfillment and customer service are outsourced
Experience. Our predecessor company had processed over 250,000 e-commerce orders for resellers in the past, all during the period during in which our original ShopFast DSD Softwarewas marketed.

Infomercial Marketing of Our Products

We plan to produce a 30 minute infomercial to promote this product, as well as short form two minute commercials after completing the longer infomercial. We intend to run the advertisements for a period of time and to use focus groups to determine the prices at which we can obtain the highest level of reseller orders and then to launch a full scale media campaign. If the ratio of media spending to product orders is at least $1.50 return in orders on $1.00 spent on advertising, we would continue such advertising. Otherwise, we would consider alternatives to the advertising methods tried. After adjustments to the marketing plan and getting a satisfactory return rate on the media expenditures, we intend to launch a nationwide television distribution campaign.

Customers

Currently we have no paid customers. The company completed its final development and is in the process of completing the quality assurance process. The Company plans to commence marketing the software and anticipates having paid customers in the second quarter of 2008, depending on the funds available to the Company for such marketing efforts.

Competition

We will compete with a variety of other companies, including traditional stores, non-traditional retailers, such as television retailers and mail order catalogues, and a myriad of various online retailers of different sizes and financial capabilities offering both specialty and broad categories of products. Additionally our competition will include large online retailers, such as Amazon, Yahoo, eBay and half.com. Management believes our current principal competitor in the e-commerce service provider space is Monster Commerce, which markets its services primarily through infomercials.

Many of our current and potential competitors, including those mentioned in the preceding paragraph, have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us.

See “Risk Factors--We are subject to significant competition and may be unable to keep up with the technology and pricing of our competition,” for a more detailed discussion of the competitive factors to which we are subject.

Intellectual Property

The Company does not have any registered marks. We have obtained the domain name http://www.shopfast.com (“shopfast.com”) as well as http://www.shopfast.net (“shopfast.net”) We also have obtained the domain name http://www.olb.com, which will be utilized to provide information about the Company as well as information about its products and services. This site will not be utilized for sales of software and or product, but it is anticipated that links to such sites, when appropriate, will be provided.

The Company still maintains ownership of the domain name http://www.colorbank.com, which was utilized in connection with its prior business operations. The Company has no present plans for the utilization of this domain name.

The Company intends to file for registered marks for its products when funds are available for that purpose. However, there can be no assurance that the Company will be successful in obtaining any such marks.

The Company is also the sole owner of all the source code and development properties of the ShopFast software.

Employees

As of November 30, 2007, We had no full time employees and fifteen part time employees, including three executive officers, all of whom, except for Messrs. Yakov, Klein and DeFina, are outsourced as contractors to the Company. We have no employment contracts, other than with Ronny Yakov, our chief executive officer. Our employees are not affiliated with a union or affected by labor contracts. We also engage consultants from time to time on an independent contractor basis. Mr. Yakov is currently serving as our Chief Financial Officer on an interim basis. The Company is currently identifying candidates to serve as Chief Financial Officer following the effectiveness of this Form 10-SB. The candidate who is identified and hired will become an employee devoting such time as is necessary to our business for the performance of his duties.

Regulation

At this time, there are no Federal or state certifications or other regulatory requirements applicable to our products and we are not of aware of any pending Federal or state legislation which would introduce regulatory requirements that would negatively impact or impede the sales and distribution of our products in the United States or elsewhere; however, our products and business practices may be subject to review by industry self-regulatory agencies and consumer affairs monitors. Actions resulting from such reviews could include, but not limited to, cease and desist orders, fines and recalls.

Our advertising is subject to review by the National Advertising Council (NAC) and our advertisements could be subject to NAC recommendations for modification. The U.S. Federal Trade Commission (FTC) and state and local consumer affairs bodies oversee various aspects of our sales and marketing activities and customer handling processes. If any of these agencies, or other agencies that have a right to regulate our products, engage in reviews of our products or marketing procedures we may be subject to various enforcement actions.

See “Risk Factors -- Government regulation and legal uncertainties may damage our business,” for a discussion of governmental laws and regulations applicable to us.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information presented in this Form 10-SB, in evaluating us and our business. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of our securities to decline, which in turn could cause you to lose all or part of your investment.

Risks Relating to Our Business - Going Concern Issues

We have incurred and will continue to incur financial losses until we are able to generate sufficient revenues from operations to offset such expenditures, and we will require additional financing, which may not be available when needed. If our business plans are not successful, we may not be able to continue operations as a going concern and our stockholders may lose their entire investment in us.

We currently have minimal revenues from operations. We have incurred net losses in 2005, 2006 and in the nine months ended September 30, 2007 of approximately $498,000, $48,430 (profit due to forgiveness of debt that is over 6 years old) and $1,345,450 respectively, and, as of September 30, 2007, we had a working capital deficit of approximately $390,500. Our auditors have indicated that our past losses from operations and our working capital deficit raise substantial doubt as to our ability to continue as a going concern. These factors raise substantial doubt that we will be able to continue operations as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Our ability to continue as a going concern is dependent upon our generating cash flow sufficient to fund operations and reducing operating expenses. We expect to incur significant up-front expenditures in connection with our e-commerce operations, including increased expenditures relating to marketing and sales and development of web sites for new clients, which will result in continuing operating losses. While we currently expect to commence marketing our e-commerce software and services by the beginning of 2007, we anticipate that losses will continue until we attract and retain a sufficient number of clients for our products and services and are able to generate sufficient revenues from the e-commerce websites of such clients to offset such expenditures. Historically, we have not derived positive cash flow from a web site until it has been in operation for six to nine months. Our business plans may not be successful in addressing these issues. If we cannot continue as a going concern, our stockholders may lose their entire investment in us.

Until we have received sufficient proceeds to conduct reduced operations focusing on quality and testing, maintaining, marketing and advertising ShopFast DSD and ShopFast PC, we will endeavor to fund our working capital requirements by obtaining loans from Ronny Yakov, who is our largest shareholder, and third parties. Mr. Yakov is under no obligation to advance any additional sums of money to the Company and, additionally, there can be no assurance that we will be successful in obtaining such funds from third parties during such portion of the offering period. We cannot assure you that we will generate revenues or positive cash flow or succeed in obtaining the financing necessary for our operations when needed and on acceptable terms, or at all. Our failure to obtain additional financing when needed will have a material adverse effect on our business, financial condition and prospects. If we cannot obtain such additional financing, our stockholders may lose their entire investment in us.

We may have to limit operations during the period that we are looking for capital if we can not obtain interim working capital loans.

While the Company has received working capital loans from Ronny Yakov in order to maintain operations, Mr. Yakov is under no continued obligation to continue to advance such sums during the offering period. If the Company is not successful in obtaining working capital loans from Mr. Yakov and/or third parties, the Company may have to further curtail and/or suspend operations until such time as such interim loans are, if ever, obtained

We may incur losses in future periods, which could reduce investor confidence and cause our share price to decline.

We expect to increase our sales and marketing expenses, research and development expenses and general and administrative expenses, and we cannot be certain that our revenues will grow at a rate sufficient to cover these costs, if at all. Accordingly, we may be unable to operate profitably, even if we develop operations and generate revenues. The Company expects, based on prior experience, that the Company may have a negative cash flow for the first six to nine months after it commences marketing efforts planned to commence during the second quarter of 2008, but there can be no assurance that prior experience will be correct and that such period may not be longer or shorter.

We will be dependent on a limited number of suppliers, and we currently have only one Supplier agreement and arrangement.

We anticipate that our business will be dependent on a limited number of suppliers engaged in competitive businesses such as sales of books, music, video, and audio products. We currently have only one agreement and arrangement with one supplier, Baker & Taylor Fulfillment, Inc, (“B&T”), for the above products. The Company will need to enter into additional agreements with other supply companies in order to expand the lines of products available on the OLB Database. We anticipate that, so long as we are processing orders by credit card, such additional agreements will be obtainable, although the terms of any such agreements are not expected to offer the Company direct credit or any other benefit other than that made available to other new customers of such entities with no current track record with such supplier.. Should we encounter the loss of a primary supplier, or a decline in the economic prospects or activity of such supplier, we might need to limit the listing of a product, or line of products, from the OLB Database. We also may also need to increase the delivery times for such products, resulting in losses of sales, which events could materially and adversely affect our financial condition and operating results and, consequently, our stockholders may lose their entire investment in us.

We will be dependent on third parties for fulfillment over whom we have only limited control or no control.

We do not carry any inventories and do not have any warehouse employees or facilities. We will be dependent on our suppliers to fulfill customer orders and ship merchandise directly to consumers on a timely and competitive basis.

While we have only limited control over the fulfillment and shipping procedures of our suppliers, we assume the risk of product delivery upon shipment. Poor performance by our suppliers would adversely affect our business and reputation.

Our business also depends on the ability of our suppliers to provide products at competitive prices in sufficient quantities and of acceptable quality. We cannot assure that you our suppliers will continue to sell merchandise on favorable terms or that we will be able to establish new, or extend current, relationships to ensure acquisition and delivery of merchandise in a timely and efficient manner and on acceptable commercial terms.

We expect that our suppliers, similar to B&T, will limit the circumstances under which we can return products for other than erroneously shipped products, damaged products, defective products. For other types of returns, we expect a time limit similar to the 60 days imposed by B&T, as well as a “re-stocking” type charge for certain categories of returns. In addition, a penalty for excessive returns which, in the case of B&T, will be a an increase in the return processing fee to 10% of the price charged by B&T for the remainder of the term of the agreement can be expected..

These type of agreements customarily impose a high rate of interest for failure to pay invoices timely (18% for B&T), provide no right to maintain an open account balance with the supplier, do not guarantee that products covered by the contract will always be in stock, and prices will be subject to change with little or no notice.

As, when and if, the Company increases the level of business it conducts with such suppliers, it is possible, but not assured, that the Company may be able to negotiate more favorable business terms…

We will assume certain risks of our suppliers, including the risk of loss on payment disputes.

Typically, a client’s customer will place the order on the Internet Storefront and pay for it by credit card on the Internet Storefront. Upon the placement of an order, we will automatically receive an electronic copy of the order, and we will receive the credit card funds directly from the credit card company. We will then purchase the ordered products from a supplier and arrange for direct delivery from the supplier to the client’s customer. The supplier will thereafter invoice us for the products purchased, which we will pay when due.. We will also pay to our client a commission on the products sold, which commission will be paid once a month with respect to all products sold by such client during the preceding month. We will retain any remaining profits, after payment of client commissions.

In the event of a customer dispute it is possible that a credit card company may charge back the purchase price of a product while we have paid the supplier for the products. The Company will have a potential for loss on such amounts if the dispute is not resolved to the customer’s satisfaction or the credit card company otherwise reverses any such charge back.

We hope to enter into additional agreements with our suppliers which will require them, as in the case with B&T, to pay us specified percentages (by product line) of total product sales offered by us over the Internet. We will recognize revenues on product sales when the product is shipped to the client’s customer by our supplier.. We will recognize the amount due to a supplier (i.e., total product sales less our specified percentage) in cost of sales. In order for us to adopt this accounting policy, we will assume the risk of loss on product shipments and bear the credit risk with respect to product sales. An unanticipated delay in shipping, or substantial shipments of defective goods and/or returns could result in our absorbing the loss. If product related losses are material, our business financial condition and operating results could likely be adversely affected.

In the case of B&T, we are obligated to utilize it as our primary supplier for goods within the categories specified in the agreement, as will more likely than not be the case with other primary suppliers we may enter into agreements with. In the event of limitations on product availability from a primary supplier, there exists a risk that orders can be lost pending an alternate source of supply. We will endeavor to have agreements in place with back-up suppliers in the event that a primary supplier runs into stock and or other fulfillment problems, but no assurance can be given that back-up suppliers will always be obtainable for all offered products.

High returns of the Company’s ShopFast PC Software could lower profit margins of the Company.

We plan to initiate a “money back guarantee policy” for our ShopFast PC individual and small business customers, who we refer to as “resellers,” which will permit resellers to return this product to us within 30 days if not satisfied, which is a common return period in the industry. A materially larger number of returns could lower our margins.

E-commerce is still an evolving market, with business and security risks, and we cannot assure you of the market acceptance we require in order to become profitable.

The business of selling goods over the Internet is relatively new and is still rapidly evolving. Demand for our products and services could be negatively affected by:

• inadequate development of Internet resources;
• security and privacy concerns; and
• inconsistent service quality.

Our future revenue and profits depend upon the widespread acceptance and use of the web as an effective medium of commerce by consumers. We cannot assure that a sufficiently broad base of consumers will adopt, and continue to use, the web as a medium of commerce. Failure of the web and online services to become a viable commercial marketplace would materially adversely affect our business, prospects and financial condition. If we are unable to acquire users for our services, our business will be adversely impacted, and our stockholders may lose their entire investment

The need to transmit confidential information securely, such as credit card and other personal information, over the Internet has been a significant barrier to e-commerce. We will rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. We cannot assure you that future advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms used by us to protect customer transaction data. Any publicized compromise of security could deter people from using the web for e-commerce transactions. Such security concerns could reduce the e-commerce market, force us to incur significant cost to protect ourselves from the threat of problems caused by such security breaches, and thereby materially and adversely affect our business, financial condition and operating results.

We are subject to certain global business operation risks.

The internet allows for potential clients and their customers to be located world-wide. Sales of our products and sales to customers by our clients may be subject to different laws and regulations in effect in such jurisdictions which could impede our growth. The Company, in conjunction with its suppliers, will develop policies for where orders for products shipment destinations by customers will be accepted in order to minimize risk exposure to the Company. Any negative impact changes in trade regulation could have an effect on the areas in which the Company can successfully maintain and/or develop its client base and a client can develop its customer base.

We are dependent on our clients to operate and promote their storefronts.

Our future success will depend upon on our clients’ properly operating the ShopFast Suite system they are utilizing and to promote their storefront. The failure of the clients to do so will have a material adverse effect on all aspects of the business of the Company.

We are subject to significant competition and may be unable to keep up with the technology and pricing of our competition.

Online retail shopping is relatively new, rapidly evolving and intensely competitive. We expect competition in the online commerce market to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In addition, the retail shopping industry is intensely competitive. We currently or potentially compete with a variety of other companies, including traditional stores, non-traditional retailers, such as television retailers and mail order catalogues, and other online retailers. Competitive pressures created by any one of the foregoing, or by our competitors collectively, could have a material adverse effect on us. Our competition includes a myriad of various online retailers of different sizes and financial capabilities offering both specialty and broad categories of products and, in addition, large internet retailers such as Amazon, Yahoo, eBay and half.com.

The options generally available to a retailer desiring to sell goods or services on the internet normally require a large up-front investment, lengthy development cycle and recurring maintenance and update costs for which we plan to provide a cost effective and efficient alternative to our clients. Clients who purchase and use our ShopFast DSD and ShopFast PC will not have to invest in hardware, software or staffing beyond that which is normally required for access to the internet and the web. The equipment and services required includes, an internet ready computer equipped with an operating system that fully supports Internet Explorer Version 5.0 or higher, an internet service provider with high speed service (although dial-up, while slower will operate) and a printer. Instead, other than the basic equipment listed above, they will be able to access our existing resources and will be able to use ShopFast DSD or ShopFast PC, as case may be, without having to purchase additional software or hardware. While our ShopFast DSD and ShopFast PC has been designed to be easily installed and operated by persons not having computer expertise and to offer the a quick and direct way for any business or individual to begin selling products over the Internet, we cannot assure you that we will be able to compete with our competitors.

We believe that the principal competitive factors in our market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of site content, reliability and speed of fulfillment. Many of our current and potential competitors, including those mentioned in the preceding paragraph, have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us. In addition, other on-line retailers may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other on-line services increases. Certain of our competitors may be able to secure merchandise from manufacturers and/or suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to web site and systems development than we do. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. We cannot assure you that we will be able to compete successfully against current and future competitors. Competitive pressures faced by us may have a material adverse effect on business, financial condition and results of operations. We are dependent upon our proprietary technology and are subject to the risk of third party infringement claims.

Our success and ability to compete is dependent in significant part upon our proprietary software technology. We rely upon a combination of trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. Currently we have no patents or trademarks on file to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. We cannot assure that the steps taken by us to protect our proprietary technology will prevent misappropriation of such technology, and such protections may not preclude competitors from developing products with functionality or features similar to our products. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. In the event of a successful claim of product infringement against us and our failure or inability to develop a non-infringing technology or license the infringed or similar technology our business, results or financial condition could be materially and adversely affected..

Failure of our hardware systems or system suppliers could have a material adverse effect our business.

We will depend on third party communications providers to enable internet users to access our resellers' web sites and the ShopFast DSD website which we intend to establish when the ShopFast DSB becomes ready for sale. These web sites could experience disruptions or interruptions in service due to failures by these providers. In addition, end-users depend on Internet service providers, online service providers and other web site operators for access to these web sites. Each of these groups has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Material delays and system failures would adversely affect our operations and could have material adverse effect on our business, prospects and financial condition

Our ability to successfully receive and fulfill orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems linking us to our suppliers who are responsible for fulfilling such orders. We depend on such systems for receiving orders for the products included in our OLB Database and communicating with our suppliers, clients, and customers of our clients. We depend on our computer hardware systems throughout processing of an order and the related payments, and the failure of such systems will have an adverse effect on our ability to process an order efficiently

Our systems are vulnerable to damage or interruptions from fire, flood, power loss, telecommunications failures, break-ins and similar events. We presently do not have redundant systems and do not have a formal disaster recovery plan. We carry limited business interruption insurance to compensate us for losses, which may be insufficient to cover all the damages. An event of the magnitude of September 11, 2001, could severely affect our operations and have a material adverse effect on our business, financial condition and operating results.

Our network resources may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, leading to material interruptions, delays or cessation in service to resellers and customers. Inappropriate use of the internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of our resellers.

We are dependent on an increased network capacity for growth and will need additional capital to expand it.

Our current hardware and software systems will enable us to process such orders for a maximum of 20,000 clients. In order to process orders for more than 20,000 clients, the Company will need to acquire additional hardware and software systems.

Our operations will depend upon the capacity, reliability and security of our network resources. We currently have limited network capacity and will be required as we grow to continue to expand our network resources to accommodate increased numbers of users and the amounts of information they may wish to access. Expansion of our network resources will require substantial financial, operational and management resources. We cannot assure that you we will be able to expand our network resources to meet potential demand on a timely basis, at a commercially reasonable cost, or at all. Our failure to expand network resources on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

We have changed the focus of our business and are subject to many of the risks associated with a new business.

We, by way of our predecessor company, commenced e-commerce operations in 1997, and such predecessor discontinued its focus on the digital media services business in 1999, which was wound down and fully discontinued in 2001. Thereafter, the focus became the development and implementation of our initial introduction of ShopFast software. In 2000 we completed the original version of our ShopFast DSD software. In fiscal 2001 and 2002 the Company lacked the funds to further develop the software In January 2003, we revised our e-commerce business plan by undertaking the redesign and redevelopment of our products and changing our marketing strategy. However, during fiscal 2003 and 2004, we were also unable to expend funds for the development of the software as the result of the inability of our merger partner to provide the Company with the promised funding in accordance with the Merger Agreement. Such redesign of our products was made for the purpose of incorporating into our previously existing products current technologies and software that is intended to make the products easier to use. In January, 2006, to aid us in redesigning and developing our ShopFast PC and ShopFast DSD products, we retained six freelance software developers, some of which are operating in India. Such software developers are responsible for ensuring that the features of our software products work properly, resolving any problems in the software, and developing any new features that we desire to add. These software developers are paid on an hourly fee basis for their services. No written agreements have been entered into with any of such software developers.

In addition, to marketing to existing businesses as we had in the past, our new business plan contemplates selling our newly developed ShopFast PC product to individuals and small businesses wishing to launch e-commerce businesses. We plan to use television infomercials and other advertising venues to market our product.

We have limited experience in developing and commercializing new products and services delivered over the Internet. There is limited information available concerning the potential market acceptance of our products and services. Although we had processed approximately 250,000 orders for the purchase of products or services over the Internet in the past from 1999 to 2002, in connection with our original version of the ShopFast DSD software, such experience is limited compared to that of major internet retailers such as Amazon.com and Ebay.com.

Accordingly, effectively, we are subject to all of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new enterprise in an emerging and rapidly evolving industry characterized by an increasing number of new Internet products and services.

The effective execution of our business will be largely dependent upon our ability to:

•	obtain adequate financing;
•	successively complete the development and testing of our redesigned products;
•	achieve significant market acceptance for our products and services;
•	expand our resources and increase system capacity; and
•	hire and retain skilled management, technical, marketing and other personnel.

We cannot assure you that we will be able to execute our business successfully, or that we will not encounter unanticipated expenses, problems or technical difficulties will result in material delays in its implementation. If we fail to implement our business plan effectively, our business, financial condition and prospects will be materially and adversely affected.

Our failure to finance operations would have a Material effect on our business plan.

We cannot assure you that any delay or modification of our plans would not adversely affect our business, financial condition and results of operations. If the Company does not develop a source additional financing the Company will continue to be dependent on possible additional financing from Ronny Yakov, our chief executive officer and principal stockholder who has provided financing in the past, but he has no binding commitment to continue such financing. We may not be able to obtain financing from other sources or, if obtained, such financing may not be on terms favorable to us.

Possible partnering with a third party for advertising and marketing, since we have a limited financial resources that could have a material adverse effect on our potential revenues

We would consider partnering with a third party to finance the advertising and marketing of our products and with whom we would share revenues, which would result in the Company receiving a materially lower portion of the potential revenues from operations. The Company has had a preliminary telephone conversation with Gunthy-Renker Corporation of Palm Desert, California to initially explore possibilities. This conversation was limited to an inquiry as to whether Gunthy-Renker would have any general interest in partnering with respect to the Shopfast DSD and Shopfast PC products. The Company has not to date furnished a business plan nor any other information on the Company or its products to Gunthy-Renker There can be no assurance that such a partnering arrangement would be available to us if we sought such an arrangement.

We are dependent on our Chief Executive Officer, the loss of whom could have a material adverse effect on us.

Our future success depends in significant part upon the continued service of Ronny Yakov, our Chairman and Chief Executive Officer. Mr. Yakov has outsourced the development of our product and the future marketing of the product to a small team of developers and personnel. Our future success depends on our ability to attract and retain highly qualified management, technical, sales and marketing personnel. Competition for such personnel is intense, and we have, at times in the past, experienced difficulty in recruiting and retaining qualified personnel. We do not carry key man insurance for Mr. Yakov.

We do not have an experienced chief financial officer.

The Company does not presently have an experienced chief financial officer and Mr. Yakov, the Company’s sole director and principal shareholder, is currently serving as the Company’s Chief Executive Officer, President and Interim Chief Financial Officer and therefore may be subject to potential conflicts of interest. There are no independent directors of the Company and the Company does not have either an audit committee or a compensation committee .

We could be subject to product liability claims.

We may be subject to product liability claims if people or property are harmed by the products sold by third party resellers in connection with ShopFast PC and/or ShopFast DSD. Some of the products sold may expose us to product liability claims relating to personal injury, death, or property damage if caused by such products. Our agreements with our customers, whom we refer to as ShopFast business partners, will not typically contain provisions designed to limit our exposure to potential product liability claims. Further, any limitation of liability provisions contained in such agreements may not be effective under the laws of certain jurisdictions. Although we have not experienced any material product liability claims to date, there can be no assurance that we will not be subject to such claims. We currently do not have insurance coverage against product liability and/or errors and omissions claims and there can be no assurance that such insurance will be available to us on commercially reasonable terms or at all. A successful product liability claim of significant magnitude brought against us would have a material adverse effect on our business, prospects and financial condition.

Our business is seasonal and quarterly operating results can be expected to fluctuate significantly.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. Many of these factors are outside our control and include:

•	seasonal fluctuations in consumer purchasing patterns;
•	timing of, response to and quantity of ShopFast DSD business clients and ShopFast PC resellers;
•	changes in the growth rate of internet usage;
•	actions of our competitors;
•	the timing and amount of costs relating to the expansion of our operations;
•
general economic and market conditions; system failures, security breaches or Internet downtime; difficulty in upgrading our information technology systems and resources the costs of acquisitions and risks of integration of acquired businesses.

Our revenue for the foreseeable future will remain primarily dependent on online user traffic levels, online sales of merchandise appearing on the websites of ShopFast DSD business partners and ShopFast PC resellers. Such future revenues are difficult to forecast. Any shortfall in revenues in relation to our expenses would have a material adverse effect on our business, prospects and financial condition. Moreover, many of our expenses are fixed in the short term and determined based on our investment plans and estimates of future revenues. We expect to incur significant new expenses in further developing our technology and service offerings, as well as in advertising and promotion to attract and retain consumers and merchants, before generating associated revenues. We may be unable to adjust our expenditures quickly enough to compensate for any unexpected revenue shortfall. For these or other reasons, our financial results in future quarters may fall below the expectations of management or investors and the price of, and long-term demand for, our shares could decline.

Our limited operating history in the e-commerce market makes it difficult to ascertain the effects of seasonality on our business. If seasonal and cyclical patterns emerge in Internet consumer purchasing, our results of operations from quarter to quarter will be less comparable. We expect sales to fluctuate in a manner similar to that of the retail brick and mortar sales industry and, accordingly, believe that our sales will peak during our fiscal fourth quarter.

Investors should not rely on quarter-to-quarter comparisons of our results of operations as indicative of future performance. It is possible that, in future periods, our results of operations may not meet expectations.

Government regulation and legal uncertainties may damage our business.

We are subject to the same foreign and domestic laws as other companies conducting business on and off the Internet. Today, there are still relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, many laws relating to the Internet are currently being debated at all levels of government and it is possible that such laws and regulations will be adopted. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights, and information security. It is not clear how existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and defamation, obscenity, and personal privacy apply to online businesses. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the U.S. Digital Millennium Copyright Act, have begun to be interpreted by the courts, but their applicability and scope remain somewhat uncertain..

Accordingly, the laws and regulations applicable to the Internet and our business in the jurisdictions where we expect to operate are evolving. Governments may adopt new laws and regulations governing the Internet and the conduct of business on the Internet that could increase our costs of doing business or limit the attractiveness of online shopping. Additionally, consumer protection and safety laws applicable to products included in our OLB Database and sold in connection with ShopFast PC or ShopFast DSD may differ from product to product or merchant to merchant, and some products or merchants may be subject to more extensive governmental regulations than others. These laws and regulations could expose us to substantial compliance costs and liability. In response to these laws and regulations, whether proposed or in effect, as well as public opinion, we may choose to limit the types of merchants or products we will include in our OLB Database, which could, in turn, decrease the desirability of our service and reduce our revenues.

Imposition of sales and other taxes may damage our business.

The application of indirect taxes (such as sales and use tax, value added tax, or VAT, goods and services tax, business tax, and gross receipt tax) to e-commerce businesses such as our company and our clients is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the Internet and e-commerce. In many cases, it is not clear how existing statutes apply to the Internet or e-commerce. In addition, some jurisdictions have implemented or may implement laws specifically addressing the Internet or some aspect of e-commerce. The application of existing, new, or future laws could have adverse effects on our business.

Several proposals have been made at the U.S., state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce, and could diminish our opportunity to derive financial benefit from our activities. The U.S. federal government recently enacted legislation extending the moratorium on states and other local authorities imposing access or discriminatory taxes on the Internet. This moratorium does not prohibit federal, state, or local authorities from collecting taxes on our income or from collecting taxes that are due under existing tax rules. The imposition of Internet usage taxes or enhanced enforcement of sales tax laws could make online shopping less attractive to consumers, which could have an adverse affect our business, financial condition and operating results.

Our market may undergo rapid technological change and any inability to meet the changing needs of our industry might render our products obsolete and could harm our financial performance.

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new service announcements, introductions and enhancements, and changing consumer demands. We may not be able to keep up with these rapid changes. As a result, our future success depends on our ability to adapt to rapidly changing technologies, to respond to evolving industry standards and to improve the performance, features and reliability of our service. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes may require us to incur substantial expenditures to modify or adapt our service and resources, which could harm our financial performance and liquidity.

The rapid evolution of our industry makes it difficult for investors to evaluate our business prospects, and may result in significant declines in our share price.

Internet commerce has grown rapidly in recent years and consumer usage patterns have continually evolved. During this period, many businesses, including shopping services, related to Internet commerce have failed. Because Internet commerce is a young industry, we have may need to frequently change websites and other aspects of our business operations. Some of the special risks we face in our rapidly evolving industry are:

•	difficulties in forecasting trends that may affect our operations,
•	challenges in attracting and retaining consumers and merchants;
•	significant dependence on a small number of revenue sources;
•	evolving industry demands that require us to adapt the prices at we which offer our software products and related services from time to time; and
•	adverse technological changes and regulatory developments.

Our ShopFast software will, as business develops, offer quick execution and creation of an online store with a potential of millions of products aggregated from different suppliers and fulfillment sources to the network. However, we may be unable to keep up with the technological developments of our competitors. If we are unable to overcome these risks and difficulties as we encounter them, our business, financial condition and results of operations may be adversely affected.

Our growth may be dependent on our ability to complete acquisitions and integrate operations of acquired businesses.

The evaluation of, and the acquisitions of other businesses with an established history of profitability or which our management believes will be profitable within two quarters of its acquisition. We may not be able to make acquisitions in the future and any acquisitions we do make may not be successful. Furthermore, future acquisitions may have a material adverse effect upon our operating results, particularly in periods immediately following the consummation of those transactions while the operations of the acquired businesses are in the process of being integrated with and into our then current operations. While the Company intends to exert substantial efforts to acquire complementary businesses, in the event the Company is not successful in acquiring complementary businesses, the Company may determine that it is in the best interests of the Company to commence to develop complementary products to its software products and/or incorporate additional functionality into newer versions of its current software, while still pursuing possible acquisitions.

As part of our business strategy, we intend to acquire complementary businesses. Our management believes that we can achieve profitability if, in addition to generating revenues based on sales of our software products, we also acquire complementary businesses. The Company expects, based on prior experience, that the Company may have a negative cash flow for the first six to nine months after it commences operations, but there can be no assurance that prior experience will be correct and that such period may not be longer or shorter. There can be no assurance that any such acquired businesses will be profitable, If such acquired businesses were not profitable at the time of acquisition, the Company would expect such businesses to experience a negative cash flow for from six to nine months from acquisition, which could materially affect the operations of the Company and cause it to continue to incur financial losses for an indefinite period of time. The Company has entered into a non-binding letter of intent with Sammax Enterprises, LLC/ Auction MOJO for the purchase of certain of the assets of that entity relating to a potential franchise system for the facilitation of sales of products delivered by the public for sale on e-bay and other product sale internet sites. The Company has no present plans to implement any such franchise system. The Company has had discussions with entities regarding the potential acquisition of businesses or assets, but has not entered into any binding agreements to consummate such potential transactions, but has entered into non-disclosure agreements to allow the Company to conduct basic reviews of the business operations and/or assets of such entities, each predicated on Company’s agreement not to identify such entities prior to the time a decision has been made by the Company to proceed beyond its initial discussions.

The Company believes that businesses in the areas of (i) e-commerce product sales that market products other than those then offered (or successfully offered) by the Company in its OLB database and (ii) in the area of e-commerce, but which successfully have in place software continuation programs and (iii) other e-commerce business meeting the profitability criteria, would be businesses that would be complementary to the Company’s present business . The term “continuation programs” refers to a software program for which the customer (and possibly each end user) pays a continuing monthly subscription fee.

We may not be able to successfully integrate the acquired company’s operations or personnel, or realize the anticipated benefits of the acquisition. Our ability to integrate acquisitions may be adversely affected by many factors, including the relatively large size of a business and the allocation of our limited management resources among various integration efforts.

In connection with the acquisitions of businesses in the future, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected in the future by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation expense attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, as indemnity for such liabilities typically are limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

Risks Relating to Our Securities

We are controlled by our principal shareholder who has the power to direct all corporate decisions.

Ronny Yakov, our sole director, Chief Executive Officer, President and Interim Chief Financial Officer, beneficially owns approximately 63% of our outstanding common stock. Accordingly, he is in a position to control all actions taken at a meeting of the Board of Directors and/or at a meeting of shareholders. By virtue of such potential vote he can determine the future actions taken by the Company and also has the ability to delay or prevent a change of control, even if such a change of control would benefit our other shareholders.

There is a limited trading market for our securities.

Although our common stock is quoted in the OTC Pink Sheets, there has been a limited trading market for our securities. Upon the effectiveness of this Form 10-SB, we intend to apply for the quotation of our shares on the OTC Bulletin Board, which requires that we locate a market maker that will agree to sponsor our securities. We may not be able to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, our securities may not meet the requirements for a quotation on the OTC Bulletin Board. Accordingly, we cannot assure you that we will succeed in these efforts and, even if we are successful, an active trading market in our securities may not develop.

The is market price of our securities may be highly volatile or may decline regardless of our operating performance.

The market prices of the securities of Internet companies have been volatile, and have been known to decline rapidly. Broad market and industry conditions and trends may cause fluctuations in the market price of our securities, regardless of our actual operating performance. Additional factors that could cause fluctuation in the price of our shares include, among other things:

•	actual or anticipated variations in quarterly operating results;
changes in financial estimates by us or by any securities analysts who may cover our shares;
•	conditions or trends affecting our merchants or other providers;
•	changes in the market valuations of other online commerce companies;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
•	announcements concerning the commencement, progress or resolution of investigations or regulatory scrutiny of our operations or lawsuits filed or other claims alleged against us;
•	capital commitments;
•	introduction of new products and service offerings by us or our competitors;
•	entry of new competitors into our market; and
•	additions or departures of key personnel.

In the past, securities class action litigation have often been brought against companies following periods of volatility in the market prices of their securities. Such litigation could result in significant costs and divert management attention and resources, which could seriously harm our business and operating results.

We may not be able to attract the attention of major brokerage firms, which could have a material adverse impact on the market value of our common stock.

Security analysts of major brokerage firms may not provide coverage of our common stock since there is no incentive to brokerage firms to recommend the purchase of our common stock. The absence of such coverage limits the likelihood that an active market will develop for our common stock. It also will likely make it more difficult to attract new investors at times when we require additional capital.

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never paid cash dividends on our common stock and we currently intend to retain any future earnings to fund the development and growth of our business. Accordingly, investors must rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our securities.

Our common stock is considered a ‘‘penny stock’’ and may be difficult to sell.

The Securities and Exchange Commission has adopted regulations which generally define a ‘‘penny stock’’ to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Even if our stockholders approve the proposal to give the Board the authority to effect a reverse stock split, the market price of our common stock, if a market develops, may be less than $5.00 per share and therefore it may be designated as a ‘‘penny stock’’ according to the Commission rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

Our future sales of common stock by management and other stockholders may have an adverse effect on the then prevailing market price of our common stock.

In the event a public market for our common stock were to develop in the future, sales of our common stock may be made by management and other stockholders pursuant to and in compliance with the provisions of Rule 144 of the Securities Act of 1933, as amended. In general, under Rule 144, a person who has satisfied a six-month holding period may, under certain circumstances, sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume in shares during the four calendar weeks immediately prior to such sale. Rule 144 also permits under certain circumstances, the sale of shares without any quantity or other limitation by a person who is not an affiliate of our company and who has satisfied a one-year holding period. Future sales of shares of our common stock made under Rule 144 may have an adverse effect on the then prevailing market price, if any, of our common stock

Concentration of ownership and exercise of control.

Ownership interest in our common stock is concentrated in a small group and may conflict with our other future stockholders who may be unable to influence management and exercise control over our business.

As of the date hereof, our executive officers and directors own 63% of the issued and outstanding shares of our common stock, respectively. Our current stockholders will continue to exert significant influence over our management and policies to:

•	elect or defeat the election of our directors;
•	amend or prevent amendment of our certificate of incorporation or bylaws;
•	effect or prevent a merger, sale of assets or other corporate transaction; and
•	control the outcome of any other matter submitted to the shareholders for vote

Accordingly, our other stockholders may be unable to influence management and exercise control over our business.

Future designation and issuance of preferred Stock.

The Board of Directors of the Company can authorize the issuance of shares of the Company’s preferred stock, from time to time, in the future. In connection therewith, the Board of Directors can designate terms of the preferred stock for each such issuance, that could have a materially adverse affect on the dividend rights and/or voting rights of the Common Shareholders .

Potential for significant dilution from future capital financings.

In the event that the Company should determine to raise additional funds through the conduction of a capital financing, the shares issued in connection with such capital financing could result in a substantial dilution to the then current Common Shareholders.

There is very limited trading market for our securities.

Very limited trading market exists for our securities and no significant market will develop until our shares will be dispersed more widely. Any purchasers of shares from us directly and transferees of the shares held by our current stockholders may find it difficult to dispose of their shares.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of financial statements require management to make estimates and disclosures on the date of the financial statements. On an on-going basis, we evaluate our estimates including, but not limited to, those related to revenue recognition. We use authoritative pronouncements, historical experience and other assumptions as the basis for making judgments. Actual results could differ from those estimates. We believe that the following critical accounting policies affect our more significant judgments and estimates in the preparation of our financial statements.

Revenue Recognition.

The Company has had no revenues from operations since inception. Revenues will be recognized when title and risk of loss transfers to the customer and the earnings process is complete. In general, title passes to our customers upon the customer's receipt of the merchandise. Revenue is accounted for in accordance with Emerging Issue Task Force Issue No. 99-19, reporting revenue gross as a principal versus net as an agent. Revenue is recognized on a gross basis since our company has the risks and rewards of ownership, latitude in selection of vendors and pricing, and bears all credit risk. Our company records all shipping and handling fees billed to customers as revenues, and related costs as cost of goods sold, when incurred, in accordance with Emerging Issue Task Force Issue No. 00-10, accounting for shipping and handling fees and costs.

Allowance for Doubtful Accounts.

Currently we have no accounts receivable. We are required to make judgments based on historical experience and future expectations, as to the realizability of our accounts receivable. We make these assessments based on the following factors: (a) historical experience, (b) customer concentrations, customer credit worthiness, (d) current economic conditions, and (e) changes in customer payment terms.

Overview.

We are e-commerce service provider, which enables a business desiring to sell goods and services on the internet to utilize the our e-commerce resources and support services, thus creating economies of scale and cost efficiencies for e-commerce sellers throughout the entire e-commerce process.

The products that we plan to distribute over the next year and will account for most of our business are as follows:

•	ShopFast PC
•	ShopFast DSD

There are a number of trends in the eCommerce/direct response marketing industry, the most significant of which is the trend toward integrated marketing strategies. Integrated marketing campaigns involve not only advertising, but also sales promotions, internal communications, public relations, social networking, and other disciplines. The objectives of integrated marketing are to promote our products and services,

Price is no longer the sole motivator of purchasing behavior for our potential customers. With the availability of similar products from multiple sources, customers are increasingly looking for distributors who provide a tangible value-added to their products. As a result, we provide a broad range of products and related services. Specifically, we will provide research and consultancy services, artwork and design services, and fulfillment services to our customers. These services will be provided in-house as well as outsourced by our current suppliers.

We can provide no assurances that our expectations described above will be realized.

Recently Issued Accounting Pronouncements.

During the year ended December 31, 2006, the Company adopted the following accounting pronouncements which had no impact on the financial statements or results of operations:

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The adoption of FIN No.47 did not have a material impact on the Company's financial position and results of operations.

In May 2005 the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No.154 did not have a material impact on the Company's financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155. “Accounting for certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140,” or SFAS No. 155. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No.155 did not have a material impact on the Company's financial position and results of operations.

In March 2006, the FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets - an amendment to FASB Statement No. 140. Statement 156 requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a service contract under certain situations. The new standard is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No.156 did not have a material impact on the Company's financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48). “Accounting for uncertainty in Income Taxes”. FIN 48 clarifies the accounting for Income Taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognizing, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company's financial position and results of operations.

In September 2006 the Financial Account Standards Board (the “FASB”) issued its Statement of Financial Accounting Standards 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. FAS 157 effective date is for fiscal years beginning after November 15, 2007. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

In September 2006 the FASB issued its Statement of Financial Accounting Standards 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The effective date for an employer with publicly traded equity securities is as of the end of the fiscal year ending after December 15, 2006. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Controls and Procedures.

Prior to the filing of our first Form 10-QSB following the effectiveness of this Form 10-SB, our management intends to complete an evaluation of the effectiveness of the design, maintenance and operation of our disclosure controls and procedures and to implement any corrective actions. We intend to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities an Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including its chief executive officer as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of “disclosure controls and procedures” in Rule 13a-15(e).

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We are aware of the following material weaknesses in internal control that could adversely affect the Company’s ability to record, process, summarize and report financial date:

Due to the size of the Company we lack adequate personnel and the expertise that is required for us to prepare an accurate analysis of our cashflows and ultimately the Statement of Cashflows included in our financial statements.

In addition, because of the lack of expertise with financial statement preparation and presentation our footnotes are frequently incomplete, inadequate and inconsistent with prior periods. The company is actively looking to hire a Chief Financial Officer.

Liquidity and Capital Resources.

We anticipate that our future liquidity requirements will require a need to obtain additional financing. The Company’s primary sources of funding to date consists of loans from its Chief Executive Officer and principal stockholder, Ronny Yakov. Although Mr., Yakov has provided financing in the past, he has no binding commitment to continue such financing. We may not be able to obtain such additional financing or, if obtained, such financing may not be available and/or not be on terms favorable to us.

PLAN OF OPERATION.
Our plan of operation is to launch the marketing of the software component of our ShopFast PC product by the end of the second quarter of fiscal 2008, to produce a 30 minute infomercial to promote this product, as well as short form two minute commercials after completing the longer infomercial, depending on the funds available to the Company for such purposes. We intend to run the advertisements for a period of time and to use focus groups to determine the prices at which we can obtain the highest level of reseller orders and then to launch a full scale media campaign. If the ratio of media spending to product orders is at least $1.50 return in orders on $1.00 spent on advertising, we would continue such advertising. Otherwise, we would consider alternatives to the advertising methods tried. After adjustments to the marketing plan and getting a satisfactory return rate on the media expenditures, we intend to launch a nationwide television distribution campaign.

Over the next twelve months, we do not expect to purchase or sell any significant equipment. We are currently redesigning ShopFast PC so that the Internet Storefront can be created by a client having limited computer expertise without our assistance. In previous versions of ShopFast DSD, the Internet Storefront would have had to have been created by an administrator employed by us. We are redesigning ShopFast PC so that the client can create the Internet Storefront on the client’s own, in the following five steps:

Step 1: Choose the categories of items to be sold on the store.

Step 2: Design the store by choosing layouts, fonts, colors and a logo.

Step 3: Personalize the store by adding descriptive text

Step 4: Account information to facilitate payments for the store subscription as well as payment of commissions

Step 5: Final store confirmation and immediate store generation.

If we successfully test our ShopFast PC product, we are planning to develop or acquire additional products to complement our e-commerce products. We anticipate that we will also need to make expenditures in the following areas: to expand our existing ecommerce platform and replace some of the existing hardware and servers to service the volume of transactions we anticipate and to add more marketing and administrative personnel, although our initial plan is outsource significant services to third party providers. The additional products to be developed and/or acquired have not yet been identified, but are expected to be the result of requests by clients and/or their customers for additional functionality, services, payment methods and/or product availability.

We are currently in the quality assurance testing phase for our re-developed ShopFast DSD software, which is based on a different design platform than the prior versions, allowing it to operate faster and under all computer operating systems that can fully support Internet Explorer 5.0 or higher. ShopFast DSD will have be a customized product to the needs of the particular clients. The immediately prior paragraph is also applicable to the successful testing of our re-developed ShopFast DSD product.

ITEM 3.  DESCRIPTION OF PROPERTY.

We currently share office space at 1120 Avenue of the Americas, New York, NY and anticipate that the office will be sufficient for the foreseeable future. We pay monthly rent, which varies based upon the time we physically utilize the office space and the cost of the office services consumed. During the past 12 months we have paid a high of $256 per month and a low of $138 per month. We have the right to expand or minimize our use of the lease space in accordance with our needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of December 3, 2007, information regarding the beneficial ownership of each class of our voting securities by: (i) each our officers and directors; (ii) all of our officers and directors as a group; and (iii) each person known by us to beneficially own 5% or more of any class of our outstanding voting securities. Generally, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At December 3, 2007, 41,943,407 shares of our common stock were outstanding.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock (1)	Percent of Class(1)
Ronny Yakov c/o 1120 Avenue of the Americas, 4th Floor New York, New York 10036	26,116,700(2)	62.95%(2)
Philip DeFina c/o 1120 Avenue of the Americas, 4th Floor New York, New York 10036	1,000,090	2.41%
Ori Klein c/o 1120 Avenue of the Americas, 4th Floor New York, New York 10036	105,090(3)	0.25%(3)
All Directors and Officers as a Group (3 members) 27,221,880 65.61%
_____________________________________
(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and is generally determined by voting powers and/or investment powers with respect to securities. Unless otherwise noted, all of such shares of common stock listed above are owned of record by each individual named as beneficial owner and such individual has sole voting and dispositive power with respect to the shares of common stock owned by each of them. Such person or entity’s percentage of ownership is determined by assuming that any options or convertible securities held by such person or entity, which are exercisable within sixty (60) days from the date hereof, have been exercised or converted as the case may be, but not for the purposes of determining the number of outstanding shares held by any other named beneficial owner.

(2)
Includes 0 shares issuable upon exercise warrants at an exercise price of $0.70 per share. Mr. Yakov is entitled to exercise warrants for 20,000 shares of common stock on March 1, in each of 2008 and 2009.

(3)	The Shares listed for Ori Klein are issued in the name of Locust Systems LLC., a limited liability company founded by Mr. Klein and of which he is the President.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers

   The following table sets forth the names, ages, and titles of our executive officers and directors.

Name	Age	Position
Ronny Yakov	49	Chairman, Chief Executive officer, President, Interim Chief Financial Officer and Director
Philip DeFina	44	Secretary
Ori Klein	37	Chief Technology Officer

Ronny Yakov founded OLB.com, our predecessor in 1993, and has served as our Chief Executive Officer, President and as a director from inception until the present. In November, 2007 he took on the additional office of Interim Chief Financial Officer. He has been the sole director since 2003. During the period that the Company was subject to the Merger Agreement with MetaSource Group, Inc. (2002-2004), Mr. Yakov served as an officer and director of only the Company and was never an officer or a director of MSGR. OLB.com grew in sales from approximately $200,000 in 1993 to approximately $3.2 million in 1997. Mr. Yakov has over 20 years of experience in the graphic arts industry. Prior to founding OLB.com, Mr. Yakov owned design and production studios in Israel.

Philip DeFina, our Secretary, has served as Secretary of the Company since December 2005. Prior thereto, from November 1998 until February 2002, he was Chief Operating Officer of our predecessor and was responsible for managing internet and sales operations. From February 1995 to November 1998, Mr. DeFina was Vice President of Sales and his responsibilities included production planning, creative design projects, marketing presentations, strategic planning and new business development for such clients as Reebok, Models, AT&T and Scholastic. Additionally, from March 2002 to present, , Mr. DeFina has served as Chief Information officer for Safety Software Ltd. From 1986 to 1995, he served as Vice President of Sales and Marketing for Image Technologies, Inc.

Ori Klein has served as our Chief Technology Officer since September 2004. He worked in the computer consulting, technology and design fields for over 15 years. Additionally, since their inception in 1998, Mr. Klein has served as President of Locust Systems Design, Inc. and Locust Systems LLC, and has served as a director of Locust Systems Design, Inc. At Locust Systems, Mr. Klein is responsible for recruiting new customers and managing all the technical processes involved in operating its ecommerce sites and engaging in ecommerce transactions. During his employment with Locust Systems, Mr. Klein transformed Locust Systems into a leader in the boutique corporate services market. Prior to joining Locust in 1998, he served as Chief Technology Officer for Etravnet.com (formerly Global Travel Networks), the largest franchised travel agency in the world.

All directors hold office until the next annual meeting of stockholders of the Company and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of stockholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

Lack of Committees

Our company has no standing nominating and compensation committees of our board of directors or committees performing similar functions. We currently lack an audit committee of our board of directors. We are currently seeking to nominate and appoint to the board two independent directors and to form an audit committee consisting of the two independent directors. It is our goal that at least, one of the two independent directors would be deemed a “financial expert” within the meaning of Sarbanes-Oxley Act of 2002, as amended. An “independent director” is defined in Rule 4200(a)(14) of the NASDAQ’s listing standards to mean a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons should not be considered independent:

•	A director who is employed by the company or any of its affiliates for the current year or any of the past three years;
•
A director who accepts any compensation from the company or any of its affiliates in excess of $60,000 during the previous fiscal year other than compensation for Board service, benefits under a tax qualified retirement plan, or non discretionary compensation;

•
A director who is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the company or any of its affiliates as an executive officer. Immediate family includes a person’s spouse, parents, children, siblings, mother-in-law, father-in-law, sister-in-law, brother-in-law, son-in-law, daughter-in-law, and anyone who resides in such person’s home;

•
A director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company’s securities) that exceed 5% of the company’s or business organizations consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;

•	A director who is employed as an executive of another entity where any of the Company’s executives serve on that entity’s compensation committee.

The term “Financial Expert” is defined as a person who has the following attributes: an understanding of generally accepted accounting principles and financial statements; has the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the company’s financial statements, or experience actively supervising one or more persons engaged in such activities; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions.

We can provide no assurances that our board’s efforts to select two persons to serve as independent directors and on the proposed audit committee will be successful. In the event an audit committee is established, its first responsibility would be to adopt a written charter. Such charter would be expected to include, among other things:

•	annually reviewing and reassessing the adequacy of the committee’s formal charter;
•	reviewing the annual audited financial statements with our management and the independent auditors and the adequacy of our internal accounting controls;
•
reviewing analyses prepared by our management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•
being directly responsible for the appointment, compensation and oversight of our independent auditor, which shall report directly to the audit committee, including resolution of disagreements between management and the auditors regarding financial reporting for the purpose of preparing or issuing an audit report or related work;

•	reviewing the independence of the independent auditors;
•
reviewing our auditing and accounting principles and practices with the independent auditors and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or its management;

•	reviewing all related party transactions on an ongoing basis for potential conflict of interest situations; and annually reviewing and reassessing the adequacy of the committee’s formal charter;
•	reviewing the annual audited financial statements with our management and the independent auditors and the adequacy of our internal accounting controls;
•
reviewing analyses prepared by our management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•
being directly responsible for the appointment, compensation and oversight of our independent auditor, which shall report directly to the audit committee, including resolution of disagreements between management and the auditors regarding financial reporting for the purpose of preparing or issuing an audit report or related work; and

•	all responsibilities given to the audit committee by virtue of the Sarbanes-Oxley Act of 2002, which was signed into law by President George W. Bush on July 30, 2002.

ITEM 6. EXECUTIVE COMPENSATION.

Executive Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred Compensation Earnings ($)	All other compensation ($)

Ronny Yakov, Chief Executive Officer	2005	250,000(1)	0	0	0	0	18,000(1)(2)
Ronny Yakov, Chief Executive Officer	2006	250,000(1)	0	0	0	0	18,000(1)(2)
Ronny Yakov, Chief Executive Officer	2007(3)	229,163(3)(4)	0	0	0	0	17,500(2)(3)(4)
(1) Accrued but not paid and converted to stock on a quarterly basis.

(2) Car allowance

(3) Through November 30, 2007.

(4) Accrued but not paid and converted or will be converted to stock on a quarterly basis.

In February 2004, we entered into an employment agreement with our founder, Chairman and Chief Executive Officer that expires on February 28, 2009. The agreement provides for an annual salary of $250,000 plus fringe benefits ($1,500 automobile allowance, any benefit plans of the company and 2 weeks paid vacation) and an annual incentive bonus of $75,000 based on achievement of certain performance targets. The agreement also includes a covenant not to compete with the Company for a period of one year after employment ceases.

The employment agreement also includes provision for the grant to Ronny Yakov of options if certain performance criteria are met, the last remaining of which for 20,000 shares of Common Stock would be exercisable on March 1,2007, exercisable at $0.70 per share, if the performance criteria is met. Based on the performance of the Company no stock options were issued in connection with the employment agreement to date and, for fiscal 2007, as the performance criteria can not be met, the Company anticipates that no stock option will be earned.

There are no stock options issued and outstanding to our employees, officers or directors.

In 1999 the Company's predecessor adopted the 1999 Stock Option Plan (the "Plan"). Pursuant to the Plan, designated employees, including officers and directors of the Company and certain outside consultants, will be entitled to receive qualified and nonqualified stock options to purchase up to 500,000 shares of common stock.

Under the terms of the Plan, the minimum exercise price of options granted cannot be less than 100% of the fair market value of the common stock of the Company on the option grant date. Options granted under the Plan generally expire ten years after the option grant date. For incentive stock options granted to such persons who would be deemed to have in excess of a 10% ownership interest in the Company, the option price shall not be less than 110% of such fair market value for all options granted, and the options expire five years after the option grant date.

Neither the Company nor its predecessor haveissued any options under the Plan at any time to date."

Directors’ Compensation

Our Directors are not currently compensated for their services; however, directors are reimbursed for their actual travel expenses incurred in attending board meetings

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In December 2005, the Company converted $250,000 of accrued salary owed to the Company’s President into 500,000 shares of common stock.

In December 2006, the company converted accrued salary and loans from the company’s President totaling $377,891 into 5,398,453 shares of common stock at a price of $0.07.

In March 2007, the company converted accrued salary and loans from the company’s President totaling $71,327 into 419,571 shares of common stock at a price of $0.17.

In June 2007, the company converted accrued salary and loans from the company’s President totaling $68,952 into 344,761 shares of common stock at a price of $0.20.

In September 2007, the company converted accrued salary and loans from the company’s President totaling $88,025 into 733,543 shares of common stock at a price of $0.12.

The conversion price was arbitrarily determined by us and Mr. Yakov and does not bear any relationship to assets, earnings, book value or other objective criteria of value. In addition, no investment banker, appraiser or other independent third party was consulted concerning the conversion price for the shares or the fairness of the conversion price

ITEM 8.  DESCRIPTION OF SECURITIES.

We are currently authorized to issue 200,000,000 shares of common stock, par value $0.01 per share, of which 41,487,407 are issued and outstanding and 50,000,000 shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding.

The following description is a summary and is qualified in its entirety by our Certificate of Incorporation and By-laws as currently in effect.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulative voting for the election of directors. As a result, management of our company who, in the aggregate hold a majority of shares, are able to elect all of the directors standing for election and to control our company. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefore subject to the rights of preferred stockholders, if any. We do not intend to pay any cash dividends on our common stock and anticipate reinvesting our earnings, if any. In the event of liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the preferences of preferred stockholders, if any. Shares of common stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation authorizes us to issue 50,000,000 shares of Preferred Stock, par value $.01 per share, and to designate the rights, privileges, restrictions, preferences and limitations of the Preferred Stock. Accordingly, our board of directors may, without further stockholder approval, issue shares of Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The Preferred Stock could also be issued to discourage, control, although we have no present intent to issue any of our preferred stock; accordingly, our board’s ability to issue Preferred Stock may serve as a traditional anti-takeover measure installed to prevent obstacles to takeovers. This provision of our certificate of incorporation could make it difficult for a majority shareholder to gain control of us and, therefore, may be beneficial to our company’s management and our board in a hostile tender offer and may have an adverse impact on shareholders who may want to participate in such a tender offer. Also, the issuance of Preferred Stock with voting and conversion rights could materially and adversely affect the voting power of the holders of our common stock and may have the effect of delaying, deferring or preventing a change in control of our company.

Reports to Security Holders

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

The Company will file reports with the SEC. Upon effectiveness of this registration statement, the Company will be a reporting company and will comply with the requirements of the Exchange Act.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E. , Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Transfer Online, Inc., 317 SW Alder Street, 2nd Floor Portland, OR 97204. Their telephone number is (503) 227-2950.

PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock is currently quoted over-the-counter on the Pink Sheets under the symbol "OLBG:PK". On December 18, 2007, the high bid price was $0.08 and the low bid price was $0.09.

Year	Quarter	High Bid	Low Bid
2005	Q2	NONE	NONE
2005	Q3	NONE	NONE
2005	Q4	$0.35	$0.19
2006	Q1	$0.58	$0.07
2006	Q2	$0.13	$0.05
2006	Q3	$0.07	$0.05
2006	Q4	$0.13	$0.03
2007	Q1	$0.34	$0.08
2007	Q2	$0.25	$0.14
2007	Q3	$0.18	$0.07

The Above Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Our common stock is very thinly traded and the prices quoted above should not be used as a determinant of the actual worth of our common stock per share price at any given time.

At November 30, 2007 there were approximately 123 holders of record of our common stock.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued under exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation plans approved by security holders	0	0	0
Equity compensation plans not approved by security holders	0	0	20,000(1)
(1) Option which may be issued to Ronny Yakov pursuant to his employment agreement to be exercisable March 1, 2008, if, and only if, Mr. Yakov achieves the performance goals set forth in his employment agreement for such grant. The options, if issued, would be exercisable at $0.70 per share.

ITEM 2.  LEGAL PROCEEDINGS.

We are not currently a party to any legal proceedings and are not aware of any pending or threatened proceedings against us.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

During the three years ended December 31, 2006 and from January 1, 2007 through December 15, 2007, we made the sales or issuances of unregistered securities listed in the table below.

Date of Sale	Title of Security	Number Sold	Consideration Received and Description of Underwriting or Other Discounts to Market Price or Convertible Security, Afforded to Purchasers	Exemption from Registration Claimed	If Option, Warrant or Convertible Security, terms of exercise or conversion

Dec 2004	Common Stock	1,500,000 Shares	In satisfaction of certain prior debt incurred by the Company’s predecessor; no other consideration; no commissions paid.
Section 4(2) - Issued to an officer of the Company in satisfaction of certain prior debt of the Company’s predecessor. The issuee is a sophisticated investor, who received the shares with a restrictive legend in connection with satisfaction of debt incurred by the Company’s predecessor and is able to fend for himself.

Oct 2005	Common Stock	300,000 Shares	Purchased for $25,000; no other consideration; no commissions paid.	Section 4(2) - The purchaser is a sophisticated investor, who received the shares with a restrictive legend and is able to fend for himself.

Dec 2005	Common Stock	500,000 Shares	In satisfaction of certain prior debt incurred by the Company’s predecessor; no other consideration; no commissions paid.
Section 4(2) - Issued to an officer of the Company in satisfaction of certain prior debt of the Company’s predecessor. The issuee is a sophisticated investor, who received the shares with a restrictive legend in connection with satisfaction of debt incurred by the Company’s predecessor and is able to fend for himself.

Dec 2005	Common Stock	200,000 Shares	Purchased for $60,000; no other consideration; no commissions paid.	Section 4(2) - The purchaser is a sophisticated investor, who received the shares with a restrictive legend and is able to fend for himself.
Dec 2005		1,010,090 Shares	In lieu of payment for professional and other services; no other consideration; no commissions paid.
Section 4(2) - Issued to legal counsel and other service providers to the Company. Each issuee is a sophisticated investor, who received the shares with a restrictive legend in connection with satisfaction of debt incurred by the Company’s predecessor and is able to fend for himself.

Dec 2006		5,398,453 Shares	In conversion of accrued but unpaid salary and unpaid loans; no other consideration; no commissions paid.
Section 4(2) - Issued to an officer of the Company in conversion of accrued but unpaid salary and unpaid loans. The issuee is a sophisticated investor, who received the shares with a restrictive legend in connection conversion of accrued but unpaid salary and unpaid loans and is able to fend for himself.

Feb-Aug 2007	Common Stock	4,465,027 Shares	For services rendered; no other consideration; no commissions paid.	Section 3(9) - Regulation A , qualified 12/27/06
Mar-Sep 2007	Common Stock	1,497,874 Shares	In conversion of accrued but unpaid salary and unpaid loans; no other consideration received; no commissions paid.
Section 4(2) - Issued to an officer of the Company in conversion of accrued but unpaid salary and unpaid loans. The issuee is a sophisticated investor, who received the shares with a restrictive legend in connection conversion of accrued but unpaid salary and unpaid loans and is able to fend for himself.

Nov 2007	Common Stock	91,000 Shares	Exercise of warrants issued in connection with the merger of the Company and its predecessor. Aggregate exercise price $18,200; no other consideration; no commissions paid.	Section 4(2) - exercise of Warrants issued in connection with the merger of the Company with its predecessor.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 (“Section 145”) of the Delaware General Corporation Law, as amended (the “DGCL”), permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

In accordance with Section 145, the Registrant’s Bylaws provide that the Registrant shall indemnify its officers and directors, and any employee who serves as an officer or director of any corporation at the Registrant’s request. According to Article X of the Bylaws, directors and officers as well as employees and individuals may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

The OLB Group, Inc.

FINANCIAL STATEMENTS

September 30, 2007 and December 31, 2006

C O N T E N T S

The OLB Group, Inc. Balance Sheets
ASSETS
	September 30,	December 31,
	2007	2006
	(Unaudited)
CURRENT ASSETS
Cash at the bank	$1,416	$-
Petty cash	125	200
Prepaid expenses	62,500	-

TOTAL CURRENT ASSETS	64,041	200

OTHER ASSETS
Internet domain	4,965	4,965

TOTAL ASSETS	$69,006	$5,165

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

	September 30,	December 31,
	2007	2006
	(Unaudited)
CURRENT LIABILITIES

Cash overdraft	$-	$3,460
Accounts payable and accrued expenses	173,457	166,499
Judgment payable with accrued interest	281,158	275,926

TOTAL CURRENT LIABILITIES	454,615	445,885

STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares outstanding	-	-
Common stock, $0.01 par value; 200,000,000 shares authorized,
41,487,407 and 35,300,506 shares issued and outstanding, respectively	414,875	353,006
Additional paid-in capital	9,930,710	8,592,018
Accumulated deficit	(10,731,194)	(9,385,744)

Total Stockholders’ Equity (Deficit)	(385,609)	(440,720)

TOTAL LIABILITIES AND STOCKHOLDERS’
EQUITY (Deficit)	$69,006	$5,165

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statements of Operations
(Unaudited)

	For the Nine Months		For the Three Months
	Ended September 30		Ended September 30
	2007	2006	2007	2006

NET REVENUES	$-	$-	$-	$-

OPERATING EXPENSES

Officer’s salary	187,500	187,500	62,500	62,500
Other general
& administrative expenses	1,152,718	133,931	185,273	62,939
Software development	-	101,589	-	44,001

Total operating expenses	1,340,218	423,020	247,773	169,440

(Loss) from operations	(1,340,218)	(423,020)	(247,773)	(169,440)

OTHER INCOME (EXPENSE)
Interest expense	(5,232)	(2,625)	(1,744)	(875)

Total Other Income (Expense)	(5,232)	(2,625)	(1,744)	(875)

NET LOSS	$(1,345,450)	$(425,645)	$(249,517)	$(170,315)

BASICAND DILUTED LOSS PER SHARE	$(0.03)	$(0.01)	$(0.01)	$(0.01)

BASIC AND DILUTED WEIGHTED AVERAGE
SHARES OUTSTANDING	39,304,670	29,902,053	40,696,620	29,902,053

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statement of Shareholders’ Equity (Deficit)

	Common Stock		Additional paid in	Accumulated
	Shares	Amount	Capital	Deficit
Balance at December 31, 2005	29,902,053	$299,021	$8,268,112	$(9,434,174)

Issuance of common Stock to convert	5,398,453	53,985	323,906	-
accrued salaries and loans to equity

Net Income for the year
ended, December 31, 2006				48,430

Balance at December 31, 2006	35,300,506	353,006	8,592,018	$(9,385,744)

Issuance of common stock for services and prepaid expenses (unaudited)	4,645,027	46,450	$1,114,806	-

Issuance of common stock to convert accrued salaries and loans to equity (unaudited)	1,497,874	14,979	$213,326	-

Issuance for common stock for cash (unaudited)	44,000	440	10,560	-

Net Loss for the nine months ended, September 30, 2007(unaudited)				$(1,345,450)

Balance at September 30, 2007 (unaudited)	41,487,407	$414,875	$9,930,710	$(10,731,194)

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Statements of Cash Flows
(Unaudited)
	For the Nine Months
	Ended September 30,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(1,345,450)	$(425,645)
Adjustments to reconcile net loss to net cash (used in)
operating activities:
Stock issued for services	1,098,756	-
Changes in assets and liabilities:
(Increase) Decrease in prepaid expenses	-	40,726
Increase in accounts payable & accruals	12,191	79,295
(Increase) Decrease in accrued salary	187,500	187,500

Net cash used in operating activities	(47,003)	(118,124)

CASH FLOWS FROM INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) to cash overdraft	(3,460)	4,928
Stock issued for cash	11,000	-
Proceeds from loans - officer	40,804	104,414

Net cash provided by financing activities	48,344	109,342

NET INCREASE IN CASH	1,341	(8,782)
CASH - BEGINNING OF PERIOD	200	8,922

CASH - END OF PERIOD	$1,541	$140

CASH PAID FOR:

Interest	$-	$-
Taxes	$2,145	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Stock issued for services and prepaid expenses	$1,161,256	$-
Stock issued in conversion of accrued expenses and other debt	$228,305	$-

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.
Notes to the Financial Statements September 30, 2007 and December 31, 2006

NOTE 1 - BACKGROUND

The unaudited financial statements have been prepared by The OLB Group, Inc. (the “Company”), pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management; necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 2006. The results of the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year ending December 31, 2007.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity date of three months or less from the date of purchase to be a cash equivalent.

Concentration of Credit Risk
Financial instruments, which potentially subject the Company to concentration of credit risk, consist of accounts receivable and cash deposits. The Company maintains cash with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. To reduce risk, the Company performs credit evaluations of its customers and maintains reserves for potential credit losses.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

NOTE 3 -  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2006, the Company wrote off $727,567 of accounts payable and other accruals that were older than six years and therefore deemed uncollectible based on various state statutes of limitations. The previously incurred liabilities represented mainly professional and consulting services for discontinued operations prior to January 1, 2002. Payments on these liabilities were never made, as the associated operations did not produce sufficient cash flow for such payment. Accordingly, the Company notified these vendors of its inability to pay for the incurred services

The OLB Group, Inc.
Notes to the Financial Statements September 30, 2007 and December 31, 2006

NOTE 4 - RELATED PARTY TRANSACTIONS

In December 2006, the company converted accrued salary and loans from the company’s President totaling $377,891 into 5,398,453 shares of common stock at a price of $0.07.

In March 2007, the company converted accrued salary and loans from the company’s President totaling $71,327 into 419,571 shares of common stock at a price of $0.17.

In June 2007, the company converted accrued salary and loans from the company’s President totaling $68,952 into 344,761 shares of common stock at a price of $0.20.

In September 2007, the company converted accrued salary and loans from the company’s President totaling $88,025 into 733,543 shares of common stock at a price of $0.12.

In February 2004, the Company entered into an employment agreement with its founder and President that expires on February 28, 2009. The agreement provides for an annual salary of $250,000, fringe benefits and an incentive bonus based on achievement of certain performance targets.

The agreement also includes a covenant not to compete with the Company for a period of one year after employment ceases.

NOTE 5 -GOING CONCERN

The financial statements are presented on the basis that the Company is a going concern. A going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred significant losses from operations, and has a working capital deficit of approximately $390,500, which together raises substantial doubt about its ability to continue as a going concern. Management is presently pursuing the filing of its Form A1, and subsequent equity financing and investment opportunities with investment bankers and private investors. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

In 2006, the Company incurred an operating loss, which was offset by the gain on release of debt due to the write off of old liabilities. The Company anticipates that it will continue to incur losses for some time. The Company’s continued existence is dependent on its ability to generate additional revenues and on obtaining additional financing from its stockholders and external sources. Accordingly, there can be no assurance that the Company will succeed in executing its plans and have all the financing necessary for its operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 6 - SUBSEQUENT EVENT

On November 18, 2007, 11,469,316 warrants expired. On November 16, 2007 certain shareholders converted 91,000 warrants into 91,000 shares of common stock. The company received $18,200 for the warrants.

The OLB Group, Inc.

FINANCIAL STATEMENTS

December 31, 2006

The OLB Group, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The OLB Group, Inc.
New York, New York

We have audited the accompanying balance sheet of The OLB Group, Inc. as of December 31, 2006 and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The OLB Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations and total liabilities exceed total assets. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HJ & Associates, LLC
Salt Lake City, Utah
December 19, 2007

The OLB Group, Inc.

BALANCE SHEET

ASSETS

December 31,
2006

CURRENT ASSETS

Cash at bank	$-
Petty cash	200
Total Current Assets	200

OTHER ASSETS

Internet domain	4,965

TOTAL ASSETS	$5,165

CURRENT LIABILITIES

Cash overdraft	$3,460
Accounts payable and accrued expenses	166,499
Judgment payable with accrued interest	275,926

Total Current Liabilities	445,885

TOTAL LIABILITIES	445,885

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares outstanding	-
Common stock, $0.01 par value; 200,000,000 shares authorized,
and 35,300,506 shares issued and outstanding,	353,006
Additional paid-in capital	8,592,018
Accumulated deficit	(9,385,744)

Total Stockholders’ Equity (Deficit)	(440,720)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$5,165

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2006	2005

NET REVENUES	$-	$-

OPERATING EXPENSES
Officers salary	250,000	250,000
General and administrative	321,622	261,077
Software development	93,085	-

(Loss) from operations	(664,707)	(511,077)

OTHER INCOME (EXPENSE)

Gain on release of debt (Note 4)	727,567	16,528
Interest expense	(14,430)	(3,500)

Total Other Income	713,137	13,028

NET INCOME (LOSS)	$48,430	$(498,049)

BASIC INCOME (LOSS) PER SHARE	$0.01	$(0.02)

DILUTED INCOME (LOSS) PER SHARE	$0.00	$(0.02)

BASIC WEIGHTED AVERAGE SHARES	30,153,488	28,510,843

DILUTED WEIGHTED AVERAGE SHARES	41,622,804	28,510,843

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional
			Paid In	Accumulated
	Shares	Amount	Capital	Deficit
Balance at,
December 31, 2004	28,401,963	$284,020	$7,698,068	$(8,936,125)

Treasury Stock	(1,000,090)	(10,001)	(490,044)	-

Issuance of common stock for services	464,470	4,645	227,590	-

Issuance of common stock for accounts payable	35,620	356	17,454	-

Issuance of common stock for cash	500,000	5,000	80,000	-

Issuance of common stock
to convert accrued salaries to equity	500,000	5,000	245,000	-

Issuance of common stock for loan repayment	1,000,090	10,001	490,044	-

Net loss for the year ended
December 31, 2005	-	-	-	(498,049)

Balance at, December 31, 2005	29,902,053	299,021	8,268,112	(9,434,174)

Issuance of common stock
to convert accrued salaries and Loans to equity	5,398,453	53,985	323,906

Net Income for the year ended December 31, 2006				48,430

Balance at, December 31, 2006	35,300,506	$353,006	$8,592,018	$(9,385,744)

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$48,430	$(498,049)
Adjustments to reconcile net income (loss) to net cash (used in) operating activities
Stock for services		232,235
(Gain) on release of debt	(727,567)	(16,570)
Changes in assets and liabilities:
(Increase) decrease in prepaid assets	52,545	(52,545)
Increase in accounts payable and accrued expense	495,700	293,851

Net Cash (Used in) Operating Activities	(130,892)	(41,078)

CASH FLOWS FROM INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES

Increase in cash overdraft	3,460	-
Repayment of loan- officer	-	(35,000)
Proceeds from loan - officer	118,710	-
Proceeds from sale of common stock	-	85,000

Net cash provided by financing activities	122,170	50,000

NET CHANGE IN CASH	(8,722)	8,922

CASH - BEGINNING OF YEAR	8,922	-

CASH - END OF YEAR	$200	$8,922

CASH PAID FOR

Interest	$-	$-
Taxes	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES

Stock issued in conversion of accrued expenses & other debt	$377,891	$267,810
Stock for services	$-	$232,235

The accompanying notes are an integral part of these financial statements.

The OLB Group, Inc.

Notes to the Financial Statements December 31, 2006 and 2005 - Continued

NOTE 1 - BACKGROUND

The predecessor to The OLB Group, Inc. (the “Company”) was incorporated in the State of New York on January 15, 1993. The Company provided turn-key online shopping solutions to websites through its ShopFast Direct Shopping Database. The Company also provided website development and design services. As of December 31, 2003, the Company’s founder owned 100% of the outstanding common stock. Between April 1 and July 16, 1999, 807,100 shares of Series A Preferred Stock and 403,550 warrants were issued in conjunction with a private placement. Between June 7 and July 7, 2000, the Company issued approximately 650,000 shares of Series B Preferred Stock in a private placement. During 2003, there were various debt to equity conversions resulting with the Company issuing 1,423,307 shares of Series C Preferred Stock.

On January 6, 2003, the Company signed a Merger Agreement with MetaSource Group (MSGR), a Nevada company whereby MSGR would acquire all the outstanding shares of OLB.com. The merger was rescinded on September 27, 2004 and a settlement agreement was entered into. Under the terms of the settlement agreement, on November 18, 2004 OLB.com, Inc. was merged with and into The OLB Group, Inc., a Delaware corporation. Immediately following this event OLB Group delivered to the shareholders of MSGR 189,208 shares of OLB Group common stock. These shares are being held in escrow until a Form SB-2 registration statement is to be filed by OLB Group. As consideration and in exchange for the transfer of the OLB Group shares, MSGR delivered 376,064 shares of common stock to the former shareholders of OLB.com. As part of the merger of OLB.com with and into OLB Group, all preferred shares of OLB.com were converted into the right to receive OLB Group common stock and OLB Group common stock purchase warrants were issued to shareholders. Holders of OLB.com Series A preferred stock received one share of OLB Group common stock and a warrant to purchase one share of OLB Group common stock for each share of OLB.com Series A preferred stock held; holders of OLB.com Series B preferred stock received one share of OLB Group common stock and warrants to purchase two shares of OLB Group common stock for each share of OLB.com Series A preferred stock held; and holders of Series C preferred stock received one share of OLB Group common stock for each share of Series C preferred stock held and the shareholders of MSGR who received OLB Group stock also received warrants to purchase shares of OLB Group common stock.

On November 18, 2004, the Company formed a new corporation in Delaware, The OLB Group, Inc., and on December 2004 merged OLB.com, Inc. into The OLB Group, Inc. Every shareholder at the New York Corporation received five shares in the new Delaware Corporation. Currently all the shareholders only have common stock of The OLB.

A one to five forward common stock split was effective November 18, 2004, affecting all of the above outstanding common stock and warrants issued.

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS

During the year ended December 31, 2006, the Company adopted the following accounting pronouncements which had no impact on the financial statements or results of operations:

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The adoption of FIN No.47 did not have a material impact on the Company's financial position and results of operations.

The OLB Group, Inc.

Notes to the Financial Statements December 31, 2006 and 2005 - Continued

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In May 2005 the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No.154 did not have a material impact on the Company's financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155. “Accounting for certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140,” or SFAS No. 155. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No.155 did not have a material impact on the Company's financial position and results of operations.

In March 2006, the FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets - an amendment to FASB Statement No. 140. Statement 156 requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a service contract under certain situations. The new standard is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No.156 did not have a material impact on the Company's financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48). “Accounting for uncertainty in Income Taxes”. FIN 48 clarifies the accounting for Income Taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognizing, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and clearly scopes income taxes out of SFAS 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company's financial position and results of operations.

The OLB Group, Inc.

Notes to the Financial Statements December 31, 2006 and 2005 - Continued

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS(Continued)

In September 2006 the Financial Account Standards Board (the “FASB”) issued its Statement of Financial Accounting Standards 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. FAS 157 effective date is for fiscal years beginning after November 15, 2007. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

In September 2006 the FASB issued its Statement of Financial Accounting Standards 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The effective date for an employer with publicly traded equity securities is as of the end of the fiscal year ending after December 15, 2006. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less from the date of purchase to be a cash equivalent.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of accounts receivable and cash deposits. The Company maintains cash with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. To reduce risk, the Company performs credit evaluations of its customers and maintains reserves for potential credit losses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The OLB Group, Inc.

Notes to the Financial Statements December 31, 2006 and 2005 - Continued

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided utilizing the straight-line method over the related asset’s estimated useful life. Assets under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. The Company utilizes a half-year convention for assets in the year of acquisition and disposal.

Property and Equipment

The Company adopted Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed for Internal Use (”SOP 98-1”), which requires the capitalization of internal use software and other related costs under certain circumstances. The Company is implementing a direct shopping database. External direct costs of materials and services and payroll costs of employees working solely on the application development stage of the project will be capitalized in accordance with SOP 98-1. To date we have not capitalized any software development costs.

Maintenance and repairs are charged to expense as incurred; renewals and improvements that extend the useful life of the assets are capitalized. Upon retirement or disposal, the asset cost and the related accumulated depreciation and amortization are eliminated from the respective accounts and a resulting gain or loss, if any, is included in the results of operations.

These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Furthermore, the assets are evaluated for continuing value and proper useful lives by comparison to expected future cash projections.

Stock-based Compensation

The Company follows SFAS No. 123(R), "Accounting for Stock-Based Compensation" which, prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires employee compensation expense to be recorded (1) using the fair value method or (2) using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees” ("APB25") and related interpretations with proforma disclosure of what net income and earnings per share would have been if the Company adopted the fair value method. Under SFAS No. 123(R) effective for periods beginning after June 15, 2005, share-based payment liabilities incurred to employees must be measured at fair value and must be recorded as expense.

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2006, the Company wrote off $727,567 of accounts payable and other accruals that were older than six years and therefore deemed uncollectible based on various state statutes of limitations. The previously incurred liabilities represented mainly professional and consulting services for discontinued operations prior to January 1, 2002. Payments on these liabilities were never made, as the associated operations did not produce sufficient cash flow for such payment. Accordingly, the Company notified these vendors of its inability to pay for the incurred services.

The OLB Group, Inc.

Notes to the Financial Statements December 31, 2006 and 2005 - Continued

NOTE 5 - STOCKHOLDERS’ EQUITY

In 1999 the Company adopted the 1999 Stock Option Plan (the "Plan"). Pursuant to the Plan, designated employees, including officers and directors of the Company and certain outside consultants, will be entitled to receive qualified and nonqualified stock options to purchase up to 500,000 shares of common stock.

Under the terms of the Plan, the minimum exercise price of options granted cannot be less than 100% of the fair market value of the common stock of the Company on the option grant date. Options granted under the Plan generally expire ten years after the option grant date. For incentive stock options granted to such persons who would be deemed to have in excess of a 10% ownership interest in the Company, the option price shall not be less than 110% of such fair market value for all options granted, and the options expire five years after the option grant date.

In October 2005, 300,000 shares of common stock were sold for $25,000. In December 2005, 1,045,090 shares were issued in satisfaction of certain debts incurred by the Company, 200,000 shares were sold for $60,000 and 500,090 shares were issued for services of $232,235. In addition, in December 2005 and 2006 the company converted accrued salaries and loans of $250,000 and $377,891 into 500,000 and 5,398,453 shares of common stock, respectively.

The Company accounts for the issuance of stock, stock options, stock warrants and other share based payment arrangements in accordance with the provisions of SFAS No.123 (revised 2004), "Share-Based Payment". Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued.

The company has 50,000,000 preferred shares authorized at the par value of $0.01. There were no preferred shares outstanding at December 31, 2006

There were no options outstanding at December 31, 2006

NOTE 6 - RELATED PARTY TRANSACTIONS

In December 2005, the Company converted $250,000 of accrued salary owed to the Company’s President into 500,000 shares of common stock.

In December 2006, the company converted accrued salary and loans from the company’s President totaling $377,891 into 5,398,453 shares of common stock.

In February 2004, the Company entered into an employment agreement with its founder and President that expires on February 28, 2009. The agreement provides for an annual salary of $250,000, fringe benefits and an incentive bonus based on achievement of certain performance targets. The agreement also includes a covenant not to compete with the Company for a period of one year after employment ceases.

The OLB Group, Inc.

Notes to the Financial Statements December 31, 2006 and 2005 - Continued

NOTE 7 - WARRANTS

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2004	11,469,316	$0.20
Granted	-	-
Expired/Cancelled	-	-
Exercised	-	-

Outstanding, December 31, 2005	11,469,316	$0.20
Granted	-	-
Expired/Cancelled	-	-
Exercised	-	-

Outstanding December 31, 2006	11,469,316	$0.20

Exercisable	11,469,316	$0.20

The following table summarizes information about warrants outstanding at December 31, 2006.

	Outstanding			Exercisable
		Weighted Average Remaining	Weighted Average		Weighted Average
Range of Exercise Prices	Number Outstanding	Contractual Life (years)	Exercise Price	Number Exercisable	Exercise Price

$0.20	11,469,316	0.87	$0.20	11,469,316	$0.20

NOTE 8 - INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of he deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The OLB Group, Inc.

Notes to the Financial Statements December 31, 2006 and 2005 - Continued

Net deferred tax assets consist of the following components as of December 31:

	2006	2005

Deferred tax assets:	$1,460,100	$1,644,260
NOL carryover
Accrued expenses	63,325	-
Deferred tax liabilities:	-	-

Valuation allowance	(1,523,425)	(1,644,260)

Net deferred tax asset	$-	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2006 and 2005 due to the following:

NOTE 8 - INCOME TAXES (continued)

	2006	2005

Book income	$18,890	$(194,280)
Stock for services/options expense	101,130	90,575
Meals and entertainment	678	555
Other	100	-
Valuation allowance	(120,798)	(103,150)

	$-	$-

At December 31, 2006, the Company had net operating loss carry forwards of approximately $3,744,000 that may be offset against future taxable income from the year 2006 through 2026. No tax benefit has been reported in the December 31, 2006 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 9 - GOING CONCERN

The financial statements are presented on the basis that the Company is a going concern. A going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred significant losses from operations, and has a working capital deficit of approximately $445,700, which together raises substantial doubt about its ability to continue as a going concern. Management is presently pursuing the filing of its Form A1, and subsequent equity financing and investment opportunities with investment bankers and private investors. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

The OLB Group, Inc.

Notes to the Financial Statements December 31, 2006 and 2005 - Continued

In 2006, the Company incurred an operating loss, which was offset by the gain on release of debt due to the write off of old liabilities. The Company anticipates that it will continue to incur losses for some time. The Company’s continued existence is dependent on its ability to generate additional revenues and on obtaining additional financing from its stockholders and external sources. Accordingly, there can be no assurance that the Company will succeed in executing its plans and have all the financing necessary for its operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 10 - SIGNIFICANT EVENTS

On October 18, 2005, the Company was approved by the NASD on the OTCBB (pink sheets) for trading under the Symbol: OLBG.

NOTE 11 - COMMITMENT AND CONTINGENCIES

On June 7, 2005, an order was entered granting a plaintiff partial summary judgment in the amount of $77,500, plus interest at the statutory rate from July 31, 2002. Interest accrued as of December 31, 2006 is approximately $36,055. The court denied summary judgment with respect to plaintiff’s claim for unpaid sales tax in the amount of $6,435 and severed that part of the Action. We are currently pursuing settlement negotiations with the plaintiff; however, pending the outcome we have accrued the full amount of the judgment. Additionally the company accrued $162,371 for previously incurred judgments related to discontinued operations prior to January 1, 2002.

NOTE 12 - SUBSEQUENT EVENTS

In 2007, the Company issued 4,645,027 shares of common stock to several consultants for services related to the development of the new software and marketing of that software, 44,000 shares in exchange for $11,000 and 1,497,874 shares to the Company’s president for conversion of various loans and accrued salary. On November 18, 2007, 11,469,316 warrants expired. On November 16, 2007 certain shareholders converted 91,000 warrants into 91,000 shares of common stock. The company received $18,200 for the warrants.

PART III

ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number	Description
2.1	Certificate of Incorporation*
2.2	Bylaws*
2.3	Certificate of Merger between The OLB Group, Inc. and OLB.com (On-Line Business)*
3.1	Common Stock Certificate*
3.2	Warrant Agreement, issued by The OLB Group, Inc. to Ronny Yakov*
10.1	Employment Agreement effective March 1, 2004 between The OLB Group, Inc. and Ronny Yakov*
10.2	Fulfillment and Distribution Agreement, dated January 19, 2006, between the OLB Group, Inc. and Baker & Taylor Fulfillment, Inc.*
10.3	Settlement and Merger Agreement dated as September 27, 2004, between OLB.com (on-Line Business) and MetaSource Group, Inc.*
11	Statement re: Computation of per share earnings*
23.1	Accountants’ consent*
23.2	Counsels’ Consent*
   * Filed herewith

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE OLB GROUP, INC.

Principal Executive Officer:

By:	/s/ Ronny Yakov
Ronny Yakov, President and Chief Executive Officer

Principal Accounting Officer:

By:	/s/Ronny Yakov
By: Ronny Yakov, Interim Chief Financial Officer

Date: December 19, 2007